THIRD QUARTER REPORT 2018

WHEATON
PRECIOUS METALS

Management's Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2018
This Management's Discussion and Analysis ("MD&A") should be read in conjunction with Wheaton Precious Metals Corp.'s ("Wheaton" or the "Company") unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). In addition, the following should be read in conjunction with the 2017 audited consolidated financial statements, the related MD&A and the 2017 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company's wholly owned subsidiaries. This MD&A contains "forward-looking" statements that are subject to risk factors set out in the cautionary note contained on page 43 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of November 14, 2018.

Overview
Wheaton Precious Metals Corp. is a mining company which generates its revenue primarily from the sale of precious metals. The Company is listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") and trades under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt ("precious metal purchase agreements" or "PMPA") relating to 19 mining assets which are currently operating, 9 which are at various stages of development and 2 which have been placed in care and maintenance, located in 11 countries. Pursuant to the precious metal purchase agreements, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various precious metal purchase agreements. During the three months ended September 30, 2018, the per ounce price paid by the Company for the metals acquired under the agreements averaged $5.04 for silver, $418 for gold and $169 for palladium. The primary drivers of the Company's financial results are the volume of metal production at the various mines to which the precious metal purchase agreements relate and the price realized by Wheaton upon the sale of the metals received.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [2]

Operational Overview

	Q3 2018		Q3 2017	Change	YTD 2018		YTD 2017	Change
Ounces produced
Silver	5,701		7,595	(24.9)%	19,282		21,435	(10.0)%
Gold	101,552		95,216	6.7%	265,117		258,630	2.5%
Palladium	8,817		-	n.a	8,817		-	n.a
Silver equivalent [2]	14,466		14,823	(2.4)%	40,946		40,295	1.6%
Gold equivalent [2]	179,016		195,263	(8.3)%	513,930		552,575	(7.0)%
Ounces sold
Silver	5,018		5,758	(12.9)%	17,333		17,352	(0.1)%
Gold	89,242		82,548	8.1%	246,355		242,910	1.4%
Palladium	3,668		-	n.a	3,668		-	n.a
Silver equivalent [2]	12,462		12,024	3.6%	37,186		35,065	6.0%
Gold equivalent [2]	154,222		158,401	(2.6)%	466,739		480,848	(2.9)%
Change in PBND [3]
Silver	214		1,105		(61)		2,033
Gold	64		7,733		(2,384)		2,011
Palladium	4,671		-		4,671		-
Per ounce metrics
Sales price
Silver	$14.80		$16.87	(12.3)%	$16.10		$17.12	(6.0)%
Gold	$1,210		$1,283	(5.7)%	$1,278		$1,250	2.2%
Palladium	$955	$	n.a.	n.a	$955	$	n.a.	n.a
Cash costs [4]
Silver [4]	$5.04		$4.43	13.8%	$4.67		$4.49	4.0%
Gold [4]	$418		$396	5.6%	$409		$393	4.1%
Palladium [4]	$169	$	n.a.	n.a	$169	$	n.a.	n.a
Cash operating margin [5]
Silver [5]	$9.76		$12.44	(21.5)%	$11.43		$12.63	(9.5)%
Gold [5]	$792		$887	(10.7)%	$869		$857	1.4%
Palladium [5]	$786	$	n.a.	n.a	$786	$	n.a.	n.a
Total revenue	$185,769		$203,034	(8.5)%	$597,421		$600,669	(0.5)%
Silver revenue	$74,255		$97,126	(23.5)%	$279,069		$297,105	(6.1)%
Gold revenue	$108,012		$105,908	2.0%	$314,850		$303,564	3.7%
Palladium revenue	$3,502		$-	n.a	$3,502		$-	n.a
Net earnings	$34,021		$66,578	(48.9)%	$420,287		$195,414	115.1%
Per share	$0.08		$0.15	(46.7)%	$0.95		$0.44	115.9%
Adjusted net earnings [6]	$35,132		$66,578	(47.2)%	$177,037		$194,425	(8.9)%
Per share [6]	$0.08		$0.15	(47.4)%	$0.40		$0.44	(9.2)%
Operating cash flows	$108,413		$129,121	(16.0)%	$368,953		$373,725	(1.3)%
Per share [7]	$0.24		$0.29	(17.2)%	$0.83		$0.85	(2.4)%
Dividends declared [8]	$39,921		$44,201	(9.7)%	$119,661		$106,033	12.9%
Per share	$0.09		$0.10	(10.0)%	$0.27		$0.24	12.5%
1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)
Please refer to the tables on the bottom of pages 18, 19, 21 and 22 for further information on the methodology of converting production and sales volumes to silver-equivalent ounces and gold-equivalent ounces.

3)
Represents the increase (decrease) in payable silver, gold and palladium ounces produced but not delivered ("PBND") relative to the various mines that the Company derives precious metal from. Gold, silver and palladium ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. PBND to Wheaton is expected to average approximately two months of annualized production for silver and two to three months for gold, but may vary from quarter to quarter due to a number of factors including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 35 of this MD&A.
6)	Refer to discussion on non-IFRS measure (i) on page 33 of this MD&A.
7)	Refer to discussion on non-IFRS measure (ii) on page 34 of this MD&A.
8)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [3]

Highlights
Operations
•
The decrease in attributable silver production for the three and nine months ended September 30, 2018 was primarily due to the termination of the San Dimas silver stream effective May 10, 2018, the expiry of the streaming agreement relative to the Lagunas Norte, Veladero, and Pierina mines on March 31, 2018 and lower production at Peñasquito due to lower throughput and planned lower grades from stockpiles during the commissioning of the now fully constructed Peñasquito Pyrite Leach Project ("PLP").

•
The increase in attributable gold production for the three and nine months ended September 30, 2018 was primarily due to the acquisition of the new gold streams relative to San Dimas and Stillwater, as discussed in the Mineral Stream Interests section of this MD&A, partially offset by lower production at Minto (which has recently been placed into care and maintenance) and Salobo.

•
The decrease in silver sales volume for the three months ended September 30, 2018 was due to the lower production levels, partially offset by positive changes in the balance of payable silver produced but not yet delivered to Wheaton.

•
The increase in gold sales volume for the three and nine months ended September 30, 2018 was primarily the result of the increased production levels, with the nine month period being partially offset by negative changes in the balance of payable gold produced but not yet delivered to Wheaton.

•	During the third quarter ended September 30, 2018, the Company received its first deliveries of gold and palladium under the recently acquired Stillwater precious metal purchase agreement.
•
On October 24, 2018, Vale S.A. ("Vale") announced the approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 million tonnes per annum ("Mtpa") to 36 Mtpa once fully ramped up (the "Salobo Expansion").

•
During the third quarter ended September 30, 2018, the Company declared dividends in the amount of $40 million. On November 14, 2018, the Board of Directors declared a dividend in the amount of $0.09 per common share.

Outlook1
Wheaton's estimated attributable production in 2018 is forecast to be approximately 355,000 ounces of gold, 22.5 million ounces of silver and 10,400 ounces of palladium. Estimated average annual attributable production over the next five years (including 2018) is anticipated to be approximately 385,000 ounces of gold, 25 million ounces of silver, 27,000 ounces of palladium and, starting in 2021, 2.1 million pounds of cobalt per year. As a reminder, Wheaton does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its estimated average five-year production guidance.

From a liquidity perspective, the $119 million of cash and cash equivalents as at September 30, 2018 combined with the liquidity provided by the available credit under the $2 billion revolving term loan ("Revolving Facility") and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [4]

Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Silver Interests
Peñasquito	Goldcorp	Mexico	$485,000	$-	$485,000	25%	Life of Mine	24-Jul-07
Constancia	Hudbay	Peru	294,900	-	294,900	100%	Life of Mine	8-Aug-12
Antamina	Glencore	Peru	900,000	-	900,000	33.75% ³	Life of Mine	3-Nov-15
Other silver interests ⁴			880,408	223,300	1,103,708
Total silver interests			$2,560,308	$223,300	$2,783,608
Gold Interests
Salobo	Vale	Brazil	$3,059,360	$-	$3,059,360	75%	Life of Mine	28-Feb-13
Sudbury ⁵	Vale	Canada	623,572	-	623,572	70%	20 years	28-Feb-13
Constancia	Hudbay	Peru	135,000	-	135,000	50% ⁶	Life of Mine	8-Aug-12
San Dimas	First Majestic	Mexico	220,000	-	220,000	variable ⁷	Life of Mine	10-May-18
Stillwater	Sibanye	USA	237,880	-	237,880	100%	Life of Mine	16-Jul-18
Other gold interests ⁸			400,342	39,100	439,442
Total gold interests			$4,676,154	$39,100	$4,715,254
Palladium Interests
Stillwater	Sibanye	USA	$262,120	$-	$262,120	4.5% ⁹	Life of Mine	16-Jul-18
Cobalt Interests
Voisey's Bay	Vale	Canada	$390,000	$-	$390,000	42.4% ¹⁰	Life of Mine	11-Jun-18
Total mineral stream interests			$7,888,582	$262,400	$8,150,982

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 28 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company's attributable silver production to be purchased will be reduced to 22.5%.
4)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Keno Hill, Pascua-Lama, Rosemont, 777 and Loma de La Plata silver interests, as more fully detailed on page 7 of this MD&A.

5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
6)
Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to additional compensation in respect of the gold stream.

7)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

8)	Comprised of the Minto, Rosemont and 777 gold interests, as more fully detailed on page 10 of this MD&A.
9)
Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company's attributable palladium production to be purchased will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company's attributable palladium production to be purchased will be reduced to 1.00%.

10)	Once the Company has received 31 million pounds of cobalt under the Voisey's Bay agreement, the Company's attributable cobalt production to be purchased will be reduced to 21.2%.

Silver Interests
Peñasquito
On July 24, 2007, the Company entered into an agreement with Goldcorp Inc. ("Goldcorp") to acquire an amount equal to 25% of the silver produced from Goldcorp's Peñasquito mining operations in Mexico for the life of mine, with the first deliveries under the agreement being received in September 2008.

As per Goldcorp's third quarter of 2018 MD&A, during the third quarter construction of the Pyrite Leach Project ("PLP") at Peñasquito was fully completed with pre-commissioning activities together with area-based commissioning having commenced. Goldcorp states that commercial production is expected in the fourth quarter of 2018. Additionally, Goldcorp states that the Carbon Pre-flotation plant ("CPP"), a component of the PLP which allows Peñasquito to process a variety of different ore sources, including significant amounts already in stockpiles, achieved commercial production on October 1, 2018.

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [5]

As at September 30, 2018, the Company has received approximately 46.9 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $816 million, with approximately 0.4 million ounces of cumulative payable silver ounces having been produced at Peñasquito but not yet delivered to the Company, representing a 0.1 million ounce increase during the three month period ended September 30, 2018. 1

As at June 30, 2017, the Company's 25% share of the Peñasquito proven and probable silver reserves was 136.4 million ounces, measured and indicated silver resources was 59.4 million ounces and inferred silver resources was 3.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia
On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. ("Hudbay") to acquire an amount equal to 100% of the life of mine silver production from the Constancia mine ("Constancia") in Peru (the "Constancia PMPA"), with the first deliveries under the agreement being received in April 2015.

As at September 30, 2018, the Company has received approximately 7.1 million ounces of silver related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $75 million, with approximately 0.9 million ounces of cumulative payable silver ounces having been produced at Constancia but not yet delivered to the Company, representing a 0.1 million ounce increase during the three month period ended September 30, 2018. 1

As at December 31, 2017, the Company's 100% share of the Constancia proven and probable silver reserves was 56.3 million ounces, measured and indicated silver resources was 27.3 million ounces and inferred silver resources was 1.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Antamina
On November 3, 2015, the Company entered into an agreement to acquire from Glencore an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate. Any silver in respect of which a delivery is made to an offtaker after September 30, 2015 is subject to this stream.

As at September 30, 2018, the Company has received approximately 18.6 million ounces of silver related to the Antamina mine under the agreement, generating cumulative operating cash flows of approximately $247 million, with approximately 1.4 million ounces of cumulative payable silver ounces having been produced at Antamina but not yet delivered to the Company, representing a 0.1 million ounce increase during the three month period ended September 30, 2018. 1

As at December 31, 2017, the Company's share of the Antamina proven and probable silver reserves was 61.2 million ounces, measured and indicated silver resources was 66.3 million ounces and inferred silver resources was 117.4 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1 Payable silver, gold and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [6]

Other Silver Interests
The following table summarizes the Other silver interests currently owned by the Company:
Other Silver Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Los Filos	Leagold	Mexico	$4,463	$-	$4,463	100%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	77,866	-	77,866	100%	Life of Mine	8-Dec-04
Yauliyacu	Glencore	Peru	285,000	-	285,000	100% ³	Life of Mine	23-Mar-06
Stratoni	Eldorado ⁴	Greece	57,500	-	57,500	100% ⁴	Life of Mine	23-Apr-07
Neves-Corvo	Lundin	Portugal	35,350	-	35,350	100%	50 years	5-Jun-07
Aljustrel	Almina	Portugal	2,451	-	2,451	100% ⁵	50 years	5-Jun-07
Keno Hill	Alexco	Canada	45,065	-	45,065	25%	Life of Mine	2-Oct-08
Minto	Capstone ⁶	Canada	7,522	-	7,522	100%	Life of Mine	20-Nov-08
Pascua-Lama	Barrick	Chile/Argentina	252,261 ⁷	-	252,261	25%	Life of Mine	8-Sep-09
Rosemont	Hudbay	United States	-	190,900	190,900	100%	Life of Mine	10-Feb-10
777	Hudbay	Canada	102,041	-	102,041	100%	Life of Mine	8-Aug-12
Loma de La Plata	PAAS	Argentina	10,889	32,400	43,289	12.5%	Life of Mine	n/a ⁸
Total other silver interests			$880,408	$223,300	$1,103,708
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 28 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
4)	95% owned by Eldorado Gold Corporation ("Eldorado").
5)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
6)
As per Capstone Mining Corp's ("Capstone") news release dated October 11, 2018, the agreement under which Capstone had agreed to sell its Minto mine to Pembridge Resources plc ("Pembridge") has been terminated. In conjunction with this, Capstone has elected to place the Minto mine on care and maintenance while Capstone seeks alternatives to preserve and maximize the value of the Minto mine.

7)	The upfront consideration is net of the $373 million cash flows received relative to silver deliveries from the Lagunas Norte, Veladero, and Pierina mines.
8)	Wheaton and Pan American Silver Corp. ("PAAS") have not yet finalized the definitive terms of the agreement.

As at September 30, 2018, the Company has received approximately 78.4 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $1.1 billion, with approximately 1.8 million ounces of cumulative payable silver ounces having been produced at the Other silver interests but not yet delivered to the Company, representing a 0.1 million ounce decrease during the three month period ended September 30, 2018. 1

As at December 31, 20172, unless otherwise noted, the Company's share of proven and probable silver reserves relative to these Other silver interests was 259.1 million ounces, measured and indicated silver resources was 697.4 million ounces and inferred silver resources was 203.1 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Gold Interests
Salobo
On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil. On March 2, 2015 and August 2, 2016, respectively, the Company agreed to make two separate amendments to the agreement, ultimately increasing the gold stream from the original 25% to 75% of the life of mine gold production from Salobo.

As of September 30, 2018, the Company has received approximately 816,600 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $690 million, with approximately 43,100 ounces of cumulative payable gold ounces having been produced at Salobo but not yet delivered to the Company, representing a 400 ounce increase during the three month period ended September 30, 2018. 1

As at December 31, 2017, the Company's 75% share of the Salobo proven and probable gold reserves was 9.2 million ounces, measured and indicated gold resources was 1.6 million ounces and inferred gold resources was 1.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury
On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its Sudbury mines located in Canada for a period of 20 years, including the currently operating Coleman, Copper Cliff, Garson, Creighton and Totten mines, the non-operating Victor project and the Stobie mine which was placed into care and maintenance during the second quarter of 2017.

1 Payable silver, gold and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 Mineral reserves and mineral resources are reported as of December 31, 2017, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 40 of this MD&A.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [7]

As of September 30, 2018, the Company has received approximately 164,300 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $140 million, with approximately 15,100 ounces of cumulative payable gold ounces having been produced at Sudbury but not yet delivered to the Company, representing a 2,600 ounce increase during the three month period ended September 30, 2018.1

As at December 31, 2017, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 570,000 ounces, measured and indicated gold resources was 50,000 ounces and inferred gold resources was 130,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia
On November 4, 2013, the Company amended the Constancia PMPA to include the acquisition of an amount equal to 50%2 of the life of mine gold production from Constancia, with the first deliveries under the agreement being received in April 2015. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to an increased portion of gold from Hudbay.

As per Hudbay's news release dated March 26, 2018, although negotiations to secure surface rights over the Pampacancha deposit continue to progress and Hudbay has been granted access to the land to carry out early-works activities, they anticipate mining of this high-grade satellite deposit to commence in 2019, a one-year delay. As the mining of the Pampacancha deposit has been delayed beyond 2018, Wheaton will be entitled to an increased portion of gold from Hudbay starting in 2019. Based on the current market price of gold, the additional deliveries due in 2019 will have a net value to the Company of approximately $6 million.

As at September 30, 2018, the Company has received approximately 42,900 ounces of gold related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $35 million, with approximately 1,600 ounces of cumulative payable gold ounces having been produced at Constancia but not yet delivered to the Company, virtually unchanged from the balance at June 30, 2018. 1

As at December 31, 2017, the Company's 50% share of the Constancia proven and probable gold reserves was 530,000 ounces, measured and indicated gold resources was 250,000 ounces and inferred gold resources was 40,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

San Dimas
On May 10, 2018, the Company entered into an agreement with First Majestic Silver Corp. ("First Majestic") to purchase an amount of gold equal to 25% of the life of mine payable gold production from San Dimas plus an additional amount of gold equal to 25% of the life of mine payable silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:13 (the "San Dimas PMPA").

As consideration for terminating the previously owned San Dimas silver purchase agreement (the "San Dimas SPA"), the Company received a cash payment of $220 million and 20,914,590 First Majestic common shares with a fair value of $151 million (the "First Majestic Shares4"), and the guarantee provided by Goldcorp with respect to the delivery by Primero Mining Corp. of all silver produced and owing to the Company until 2029 (the "Goldcorp Guarantee") was terminated in exchange for a payment of $10 million, with the net result being that the Company has reflected a gain on disposal of the San Dimas SPA in the amount of $246 million, calculated as follows:

(in thousands)
Cash received	$220,000
Fair value of First Majestic shares received	151,000
Fee from Goldcorp in exchange for release from the guarantee of deliveries relative to San Dimas	10,000
Total net proceeds from the disposal of the San Dimas SPA	$381,000
Less: carrying value plus closing costs	(135,285)
Gain on disposal of the San Dimas SPA	$245,715

1	Payable silver, gold and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
3
If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

4
The First Majestic Shares represent approximately 11% of First Majestic's current issued and outstanding shares and are subject to resale restrictions, including a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [8]

The company paid a total upfront cash payment of $220 million for the San Dimas PMPA and, in addition, will make ongoing payments of $600 per gold ounce delivered.

As at September 30, 2018, the Company has received approximately 13,500 ounces of gold related to the San Dimas mine under the agreement, generating cumulative operating cash flows of approximately $8 million, with approximately 2,200 ounces of cumulative payable gold ounces having been produced at San Dimas but not yet delivered to the Company representing a 200 ounce increase during the three month period ended September 30, 2018.1

As at December 31, 2017, the Company's share of the San Dimas proven and probable gold and silver reserves was 120,000 ounces of gold and 9.9 million ounces of silver, measured and indicated resources of 70,000 ounces of gold and 4.6 million ounces of silver, and inferred resources of 200,000 ounces of gold and 17.7 million ounces of silver (as described in the Attributable Reserves and Resources section of this MD&A). As described above, attributable silver production will be delivered to the Company as gold, with the number of gold ounces to be delivered to be determined by converting silver production to gold at a fixed gold to silver exchange ratio of 70:1. 2

Mexican Tax Update

In February 2016, Primero announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. ("PEM"), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 ("2012 APA"). The 2012 APA confirmed Primero's ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014. As disclosed by First Majestic in their MD&A for the period ended September 30, 2018, if the SAT is successful in retroactively nullifying the 2012 APA, the SAT may seek to audit and reassess Primero's Mexican subsidiary in respect of sales of silver in connection with the San Dimas SPA for the tax years 2010 through 2014 and tax Primero on such sales at higher-than-realized prices, as opposed to the actual realized prices set under the San Dimas SPA. First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on First Majestic's results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

First Majestic also stated that that in June 2017 and October 2017, the SAT issued two observation letters for the 2010 tax year and the 2011 tax year that made explicit its view that PEM should pay taxes based on the higher-than-realized prices, which if applied would make PEM liable for an additional $9 million in taxes before penalties or interest for the 2010 taxation year and $23 million for the 2011 taxation year. First Majestic also indicates that since they continue to defend the APA in the Mexican legal proceeding, the APA remains valid and First Majestic will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on PEM's historical silver revenues that is inconsistent with the APA. The observation letters do not represent a tax reassessment and based on First Majestic's assessments, they believe Primero's filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic's business, financial condition or results of operations.

Risks to Wheaton Precious Metals
If the Company was unable to purchase any further silver or gold under San Dimas PMPA, its reserves and resources would be significantly reduced, and the Company's average five year forecasted silver equivalent production for 2018-2022 would be lowered by 5%, leading to a corresponding reduction to its revenue, net earnings and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.
Stillwater
On July 16, 2018, the Company entered into an agreement with Sibanye Gold Limited ("Sibanye-Stillwater") to acquire an amount of gold equal to 100% of the life of mine gold production from the Stillwater and East Boulder mines located in Montana in the United States (collectively referred to as the "Stillwater" mines) for a total upfront cash payment of $238 million. The Company is entitled to the attributable gold production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99%.

1 Payable silver, gold and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [9]

In addition to the initial upfront cash consideration, the Company will make ongoing payments of 18% of the spot price of gold for each ounce of gold delivered under the agreement until the upfront cash payment is reduced to $NIL and 22% of the spot price thereafter1.

As at September 30, 2018, the Company has received approximately 2,100 ounces of gold related to the Stillwater mines under the agreement, generating cumulative operating cash flows of approximately $2 million, with approximately 4,200 ounces of cumulative payable gold ounces having been produced at Stillwater but not yet delivered to the Company as at September 30, 2018.2

As at December 31, 2017, the Company's share of the Stillwater proven and probable gold reserves was 410,000 ounces and inferred resources was 920,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other Gold Interests
The following table summarizes the Other gold interests currently owned by the Company:

Other Gold Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Minto	Capstone ³	Canada	$47,283	$-	$47,283	100% ⁴	Life of Mine	20-Nov-08
Rosemont	Hudbay	United States	-	39,100	39,100	100%	Life of Mine	10-Feb-10
777	Hudbay	Canada	353,059	-	353,059	50%	Life of Mine	8-Aug-12
Total Other gold interests			$400,342	$39,100	$439,442
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 28 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)
As per Capstone's news release dated October 11, 2018, the agreement under which Capstone had agreed to sell its Minto mine to Pembridge has been terminated. In conjunction with this, Capstone has elected to place the Minto mine on care and maintenance while Capstone seeks alternatives to preserve and maximize the value of the Minto mine.

4)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

As at September 30, 2018, the Company has received approximately 441,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $426 million, with approximately 10,900 ounces of cumulative payable gold ounces having been produced at the Other gold interests but not yet delivered to the Company, representing a 7,200 ounce decrease during the three month period ended September 30, 2018. 2

As at December 31, 20173, unless otherwise noted, the Company's share of proven and probable gold reserves relative to these Other gold interests was 170,000 ounces, measured and indicated resources was 230,000 ounces  and inferred resources was 120,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Palladium Interests
Stillwater
On July 16, 2018, the Company entered into an agreement with Sibanye-Stillwater to acquire an amount of palladium equal to 4.5% of the palladium production until 375,000 ounces of palladium have been delivered to the Company, after which the Company's entitlement will be reduced to 2.25% of the palladium production until 550,000 ounces of palladium have been delivered to the Company, after which the Company's entitlement will be reduced to 1.00% of the palladium production for the life of mine.

The Company paid a total upfront cash payment of $262 million and, in addition, will make ongoing payments of 18% of the spot price of palladium for each ounce of palladium delivered under the agreement until the upfront cash payment is reduced to $NIL and 22% of the spot price thereafter1. The Company is entitled to the attributable palladium production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99.6%.

1 The production payment is subject to further downward adjustment based upon Sibanye-Stillwater's leverage ratios.
2 Payable silver, gold and palladium ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.
3 Mineral reserves and mineral resources are reported as of December 31, 2017, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 40 of this MD&A.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [10]

As at September 30, 2018, the Company has received approximately 3,700 ounces of palladium related to the Stillwater mines under the agreement, generating cumulative operating cash flows of approximately $3 million, with approximately 4,700 ounces of cumulative payable palladium ounces having been produced at Stillwater but not yet delivered to the Company as at September 30, 2018. 1

As at December 31, 2017, the Company's share of the Stillwater proven and probable palladium reserves was 610,000 ounces and inferred resources was 430,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Cobalt Interests
Voisey's Bay
On June 11, 2018, the Company entered into an agreement to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey's Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. In addition, the Company will make ongoing payments of 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the upfront cash payment is reduced to $NIL and 22% of the spot price thereafter. Payable rates for cobalt in concentrate have generally been fixed at 93.3%. Deliveries under the contract are scheduled to begin effective January 1, 2021.

As at December 31, 2017, the Company's share of the Voisey's Bay proven and probable cobalt reserves was 32.6 million pounds, measured and indicated resources was 2.0 million pounds and inferred resources was 8.6 million pounds (as described in the Attributable Reserves and Resources section of this MD&A).

Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Silver	Gold	Term of Agreement	Date of Original Contract
Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	50%	10%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	7,000	133,000	140,000	100% ³	25% ³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100% ⁴	100% ⁴	Life of Mine	12-Dec-17
			$29,500	$329,000	$358,500
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 28 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.

Attributable Reserves and Resources
As at December 31, 20172, unless otherwise noted, these early deposit mineral stream interests had proven and probable reserves of 11.6 million ounces of silver and 530,000 ounces of gold, measured and indicated resources of 18.3 million ounces of silver and 530,000 ounces of gold and inferred resources of 49.8 million ounces of silver and 1.2 million ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Mineral Royalty Interest
On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties located in Mexico from Chesapeake Gold Corp. ("Chesapeake") for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

1    Payable silver, gold and palladium ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.
2   Mineral reserves and mineral resources are reported as of December 31, 2017, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 40 of this MD&A.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [11]

Long-Term Equity Investments
The Company will, from time to time, invest in securities of companies for strategic purposes. The Company held the following investments as at September 30, 2018:

	September 30	December 31
(in thousands)	2018	2017
Common shares held	$168,426	$95,608
Warrants held	1	124
	$168,427	$95,732

Common Shares Held

		Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal
(in thousands)	Fair Value at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Fair Value at Dec 31, 2017
Bear Creek	$ 13,628	$ (4,201)	$ (7,729)	$ -	$ 21,358
Sabina	10,846	(2,660)	(10,325)	-	21,171
Arizona Mining	-	954	20,153	34,060	27,581
First Majestic	118,794	(40,784)	(32,205)	-	-
Other	25,158	(3,155)	(6,205)	-	25,498
Total common shares held	$ 168,426	$ (49,846)	$ (36,311)	$ 34,060	$ 95,608

		Fair Value Adjustment Gains (Losses) Included in OCI
(in thousands)	Fair Value at Sep 30, 2017	Three Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2017
Bear Creek	$ 21,788	$ 323	$ (1,429)
Sabina	20,719	2,687	12,179
Arizona Mining	24,279	2,317	6,031
Other	19,479	344	(72)
Total common shares held	$ 86,265	$ 5,671	$ 16,709
Warrants Held

Fair Value Adjustment Gain (Loss) Included in Net Earnings
(in thousands)	Fair Value at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Fair Value at Dec 31, 2017
Warrants held - Kutcho	$ 1	$ (12)	$ (123)	$ 124

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [12]

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
Acquisitions of Long-Term Investments
In connection with the disposal of the San Dimas SPA (see page 8 of this MD&A), on May 10, 2018 the Company received 20,914,590 First Majestic common shares with a fair value of $151 million1.

On April 25, 2018, the Company made a strategic investment of $1 million by participating in a private placement undertaken by Tradewind Markets, Inc. ("Tradewind"), a financial technology company that uses blockchain to speed up and streamline digital gold trading.

On July 17, 2018, the Company acquired 7,093,392 common shares of Adventus Zinc Corporation ("Adventus") in a private placement transaction, for total consideration of Cdn$6 million ($5 million), representing 9.99% of Adventus' issued and outstanding common shares. Concurrently, the Company paid an additional Cdn$1 million to acquire a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador (the "Adventus ROFR").

The shares of Tradewind and Adventus have been classified as part of the Other long-term investments in this MD&A, while the Adventus ROFR has been classified as a component of Other non-current assets on the Company's balance sheet.

Disposal of Long-Term Investments
On August 10, 2018, South32 Limited announced that it had completed its acquisition of all the issued and outstanding common shares of Arizona Mining Inc. ("Arizona Mining"), which resulted in a disposition of the Company's investment in Arizona Mining for total proceeds of Cdn$62 million ($48 million), and a realized gain of $34 million.

Investment in Associate
Kutcho
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company participated in an equity financing undertaken by Kutcho Copper Corp. ("Kutcho") acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million). Additionally, the Company advanced to Kutcho $16 million (Cdn$20 million) in exchange for a subordinated secured convertible term debt loan agreement receivable bearing interest at 10% per annum (the "Kutcho Convertible Note").

As at July 31, 2018, Kutcho had 47,947,628 shares issued and outstanding, resulting in Wheaton owning approximately 13% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 36% of Kutcho (45% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho's profit or loss based on Wheaton's ownership interest in Kutcho on a non-diluted basis. As Kutcho's fiscal year end is April 30, Wheaton has reported its share of Kutcho's loss relative to Kutcho's first quarter ended July 31, 2018, which represents the last period publicly reported by Kutcho as at the date of this MD&A.

1 The First Majestic Shares represent approximately 11% of First Majestic's current issued and outstanding shares and are subject to resale restrictions, including a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [13]

A summary of the carrying value of the Kutcho Investment in Associate and the losses recognized as a component of the Company's net earnings during 2018 is presented below:

Share of Associate Losses Included in Net Earnings
(in thousands)	Carrying Amount at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Carrying Amount at Dec 31, 2017
Investment in Associate - Kutcho	$ 2,621	$ (172)	$ (373)	$ 2,994
Convertible Note Receivable
Kutcho
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho's option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company's net earnings during the three and nine months ended September 30, 2018 is presented below:

Fair Value Adjustment Loss Included in Net Earnings
(in thousands)	Fair Value at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Fair Value at Dec 31, 2017
Convertible Note Receivable - Kutcho	$ 13,560	$ (927)	$ (2,217)	$ 15,777

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [14]

Summary of Ounces Produced

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Silver ounces produced [2]
San Dimas [3]	-	607	1,606	1,324	1,043	973	623	1,429
Peñasquito	1,050	1,267	1,450	1,561	1,641	1,483	1,339	1,328
Antamina	1,468	1,458	1,339	1,467	1,735	1,888	1,464	1,599
Constancia	737	596	646	670	618	546	540	723
Other
Los Filos	21	32	29	48	43	42	32	33
Zinkgruvan	530	453	565	619	710	493	538	557
Yauliyacu	597	719	550	335	588	607	562	379
Stratoni	165	211	137	131	137	171	166	187
Minto [4]	25	30	35	30	43	42	56	100
Neves-Corvo	458	421	405	305	341	316	330	312
Aljustrel	514	138	-	-	-	-	-	-
Cozamin [5]	-	-	-	-	-	17	397	265
Lagunas Norte [6]	-	-	217	253	243	218	210	234
Pierina [6]	-	-	107	111	107	114	137	117
Veladero [6]	-	-	265	211	201	144	158	174
777	136	152	146	146	145	138	96	152
Total Other	2,446	2,156	2,456	2,189	2,558	2,302	2,682	2,510
Total silver ounces produced	5,701	6,084	7,497	7,211	7,595	7,192	6,648	7,589
Gold ounces produced ²
Sudbury [7]	5,955	6,476	3,511	8,568	8,519	7,468	9,182	8,901
Salobo	68,648	63,949	61,513	76,153	72,980	57,514	58,009	77,787
Constancia	3,261	3,187	3,315	2,947	2,498	2,332	2,431	3,151
San Dimas [3]	10,642	5,726	-	-	-	-	-	-
Stillwater	6,376	-	-	-	-	-	-	-
Other
Minto [4]	2,546	2,554	2,707	3,328	6,105	6,063	9,734	10,906
777	4,124	4,982	5,645	5,478	5,114	6,259	4,422	10,919
Total Other	6,670	7,536	8,352	8,806	11,219	12,322	14,156	21,825
Total gold ounces produced	101,552	86,874	76,691	96,474	95,216	79,636	83,778	111,664
Palladium ounces produced ²
Stillwater	8,817	-	-	-	-	-	-	-
SEOs produced [8]	14,466	12,948	13,577	14,572	14,823	13,009	12,513	15,526
GEOs produced [8]	179,016	163,888	171,241	190,979	195,263	178,100	178,766	218,429
Gold / Silver Ratio [8]	80.8	79.0	79.3	76.3	75.9	73.0	70.0	71.1
Palladium / Silver Ratio [8]	63.4	59.2	61.8	59.3	53.5	47.7	44.0	39.8
Gold / Palladium Ratio [8]	1.3	1.3	1.3	1.3	1.4	1.5	1.6	1.8
Average payable rate [2]
Silver	84.5%	87.0%	89.8%	90.3%	90.3%	91.1%	89.7%	91.5%
Gold	95.3%	94.7%	94.4%	94.8%	94.8%	94.5%	94.7%	95.4%
Palladium	94.6%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)
Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)
Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	The Minto mine was placed into care and maintenance in October 2018.
5)	The Cozamin PMPA expired on April 4, 2017.
6)	The Lagunas Norte, Pierina and Veladero PMPAs expired on March 31, 2018.
7)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
8)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold and palladium (in the case of SEOs) or silver and palladium (in the case of GEOs) using the ratio of the average price of silver to the average price of gold and palladium, respectively, and using the average price of palladium to the average price of gold, with all figures being as per the London Bullion Metal Exchange during the period.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [15]

Summary of Ounces Sold

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Silver ounces sold
San Dimas [2]	-	1,070	1,372	1,299	962	845	796	1,571
Peñasquito	1,241	1,547	1,227	1,537	1,109	1,639	860	1,270
Antamina	1,333	1,422	1,413	1,769	1,537	1,453	1,170	1,488
Constancia	567	410	574	491	491	559	383	702
Other
Los Filos	27	35	52	16	43	42	32	33
Zinkgruvan	326	297	391	597	305	398	296	592
Yauliyacu	697	521	360	642	364	423	403	671
Stratoni	125	171	148	110	84	123	195	165
Minto [3]	-	28	(1)	34	43	39	37	102
Cozamin [4]	-	-	-	-	23	125	232	196
Neves-Corvo	234	178	169	119	117	114	153	147
Aljustrel	302	-	-	-	-	-	-	-
Lagunas Norte [5]	1	65	236	237	242	204	217	227
Pierina [5]	-	54	88	106	102	136	150	84
Veladero [5]	2	104	161	211	201	144	159	174
777	163	70	153	124	135	125	142	84
Total Other	1,877	1,523	1,757	2,196	1,659	1,873	2,016	2,475
Total silver ounces sold	5,018	5,972	6,343	7,292	5,758	6,369	5,225	7,506
Gold ounces sold
Sudbury [6]	2,560	4,400	5,186	12,059	3,237	5,822	6,887	10,183
Salobo	65,139	70,734	54,645	71,683	67,198	50,478	63,007	73,646
Constancia	2,980	2,172	3,247	1,965	2,206	2,356	2,315	3,343
San Dimas [2]	9,771	3,738	-	-	-	-	-	-
Stillwater	2,075	-	-	-	-	-	-	-
Other
Minto [3]	796	2,284	1,763	2,020	4,603	6,988	9,902	15,445
777	5,921	3,812	5,132	6,568	5,304	6,321	6,286	6,314
Total Other	6,717	6,096	6,895	8,588	9,907	13,309	16,188	21,759
Total gold ounces sold	89,242	87,140	69,973	94,295	82,548	71,965	88,397	108,931
Palladium ounces sold
Stillwater	3,668	-	-	-	-	-	-	-
SEOs sold [7]	12,462	12,855	11,892	14,488	12,024	11,625	11,412	15,249
GEOs sold [7]	154,222	162,715	149,987	189,882	158,401	159,161	163,032	214,529
Cumulative payable silver ounces PBND [8]	4,454	4,240	4,889	4,515	5,257	4,152	3,967	3,224
Cumulative payable gold ounces PBND [8]	77,093	77,029	81,923	79,477	82,632	74,899	71,571	80,621
Cumulative payable palladium ounces PBND [8]	4,671	-	-	-	-	-	-	-
Gold / Silver Ratio [7]	80.8	79.0	79.3	76.3	75.9	73.0	70.0	71.1
Palladium / Silver Ratio [7]	63.4	59.2	61.8	59.3	53.5	47.7	44.0	39.8
Gold / Palladium Ratio [7]	1.3	1.3	1.3	1.3	1.4	1.5	1.6	1.8

1)	All figures in thousands except gold and palladium ounces sold.
2)
Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

3)	The Minto mine was placed into care and maintenance in October 2018.
4)	The Cozamin PMPA expired on April 4, 2017.
5)	The Lagunas Norte, Pierina and Veladero PMPAs expired on March 31, 2018.
6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
7)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold and palladium (in the case of SEOs) or silver and palladium (in the case of GEOs) using the ratio of the average price of silver to the average price of gold and palladium, respectively, and using the average price of palladium to the average price of gold, with all figures being as per the London Bullion Metal Exchange during the period.

8)
Payable silver, gold and palladium ounces produced but not yet delivered ("PBND") are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [16]

Quarterly Financial Review

	Q3 2018	Q2 2018		Q1 2018		Q4 2017		Q3 2017		Q2 2017		Q1 2017		Q4 2016
Total silver ounces sold (000's)	5,018		5,972		6,343		7,292		5,758		6,369		5,225		7,506
Average realized silver price¹	$14.80		$16.52		$16.73		$16.75		$16.87		$17.09		$17.45		$16.95
Silver sales (000's)	$74,255		$98,647		$106,166		$122,168		$97,126		$108,814		$91,165		$127,210
Total gold ounces sold	89,242		87,140		69,973		94,295		82,548		71,965		88,397		108,931
Average realized gold price¹	$1,210		$1,305		$1,330		$1,277		$1,283		$1,263		$1,208		$1,205
Gold sales (000's)	$108,012		$113,753		$93,086		$120,378		$105,908		$90,870		$106,786		$131,281
Total palladium ounces sold	3,668		-		-		-		-		-		-		-
Average realized palladium price¹	$955	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a
Palladium sales (000's)	$3,502		$-		$-		$-		$-		$-		$-		$-
Total sales (000's)	$185,769		$212,400		$199,252		$242,546		$203,034		$199,684		$197,951		$258,491
Average cash cost, silver [1,2]	$5.04		$4.54		$4.49		$4.48		$4.43		$4.51		$4.54		$4.59
Average cash cost, gold [1,2]	$418		$407		$399		$399		$396		$393		$391		$389
Average cash cost, palladium [1,2]	$169	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a
Average depletion, silver [1]	$4.97		$4.47		$4.42		$4.84		$5.13		$4.89		$4.91		$5.26
Average depletion, gold [1]	$426		$411		$418		$440		$391		$398		$433		$449
Average depletion, palladium [1]	$462	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a
Net earnings (loss) (000's)	$34,021		$318,142		$68,123		$(137,712)		$66,578		$67,612		$61,224		$10,865
Earnings (loss) per share
Basic	$0.08		$0.72		$0.15		$(0.31)		$0.15		$0.15		$0.14		$0.02
Diluted	$0.08		$0.72		$0.15		$(0.31)		$0.15		$0.15		$0.14		$0.02
Adjusted net earnings [3] (000's)	$35,132		$72,340		$69,563		$82,323		$66,578		$66,624		$61,224		$81,865
Adjusted earnings per share [3]
Basic	$0.08		$0.16		$0.16		$0.19		$0.15		$0.15		$0.14		$0.19
Diluted	$0.08		$0.16		$0.16		$0.19		$0.15		$0.15		$0.14		$0.19
Cash flow from operations (000's)	$108,413		$135,200		$125,340		$165,083		$129,121		$124,681		$119,923		$174,702
Cash flow from operations per share [4]
Basic	$0.24		$0.31		$0.28		$0.37		$0.29		$0.28		$0.27		$0.40
Diluted	$0.24		$0.30		$0.28		$0.37		$0.29		$0.28		$0.27		$0.40
Dividends
Dividends declared (000's)	$39,921		$39,888		$39,852 ⁵		$39,815		$44,201		$30,926		$30,906 ⁶		$26,475
Dividends declared per share	$0.09		$0.09		$0.09		$0.09		$0.10		$0.07		$0.07		$0.06
Total assets (000's)	$6,586,018		$6,216,112		$5,637,727		$5,683,313		$5,935,686		$5,996,010		$6,085,709		$6,153,319
Total liabilities (000's)	$1,398,830		$981,497		$712,188		$783,649		$868,381		$965,282		$1,109,755		$1,213,331
Total shareholders' equity (000's)	$5,187,188		$5,234,615		$4,925,539		$4,899,664		$5,067,305		$5,030,728		$4,975,954		$4,939,988

1)	Expressed as United States dollars per ounce.
2)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 33 of this MD&A.
4)	Refer to discussion on non-IFRS measure (ii) on page 34 of this MD&A.
5)	On March 21, 2018, the Company declared dividends of $0.09 per common share for total dividends of $40 million, which was paid on April 20, 2018.
6)	On March 21, 2017, the Company declared dividends of $0.07 per common share for total dividends of $31 million, which was paid on April 21, 2017.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver, gold or palladium, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [17]

Results of Operations and Operational Review
The operating results of the Company's reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)		Average Cash Cost ($'s Per Ounce)[3]		Average Depletion ($'s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
Peñasquito	1,050	1,241		$14.94		$4.17		$2.96	$18,544	$9,702	$13,369	$391,385
Antamina	1,468	1,333		14.98		2.98		8.70	19,956	4,398	16,235	721,388
Constancia	737	567		15.10		5.90		7.14	8,561	1,166	5,216	250,724
Other [4]	2,446	1,877		14.48		6.82		3.00	27,194	8,757	15,191	506,353
	5,701	5,018		$14.80		$5.04		$4.97	$74,255	$24,023	$50,011	$1,869,850
Gold
Sudbury [5]	5,955	2,560		$1,218		$400		$795	$3,117	$58	$1,948	$370,331
Salobo	68,648	65,139		1,210		400		386	78,815	27,604	52,760	2,735,159
Constancia	3,261	2,980		1,216		400		374	3,625	1,318	2,433	118,910
San Dimas	10,642	9,771		1,200		600		556	11,725	428	5,862	212,915
Stillwater	6,376	2,075		1,205		217		526	2,500	958	2,049	238,033
Other [6]	6,670	6,717		1,225		402		480	8,230	2,306	5,390	23,728
	101,552	89,242		$1,210		$418		$426	$108,012	$32,672	$70,442	$3,699,076
Palladium
Stillwater	8,817	3,668		$955		$169		$462	$3,502	$1,188	$2,882	$261,796
Cobalt
Voisey's Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,406
Operating results									$185,769	$57,883	$123,335	$6,224,128
Corporate costs
General and administrative										$(8,779)	$(4,899)
Finance costs										(12,877)	(8,351)
Other										(1,301)	(1,672)
Income tax expense										(905)	-
Total corporate costs										$(23,862)	$(14,922)	$361,890
										$34,021	$108,413	$6,586,018

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Lagunas Norte, Veladero and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Lagunas Norte and Veladero PMPAs expired on March 31, 2018 and the Minto mine was placed into care and maintenance in October 2018.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended September 30, 2018 were as follows:
Three Months Ended September 30, 2018
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Silver equivalent basis	14,466	12,462	$ 14.91	$ 5.07	$ 9.84	$ 5.19	$ 4.65
Gold equivalent basis	179,016	154,222	$ 1,205	$ 410	$ 795	$ 419	$ 376

1)
Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 35 of this MD&A.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [18]

Three Months Ended September 30, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas [4]	1,043	962	$16.84	$4.32	$1.46	$16,205	$10,640	$12,049	$136,763
Peñasquito	1,641	1,109	16.67	4.13	2.88	18,491	10,715	13,911	407,679
Antamina	1,735	1,537	17.01	3.34	9.81	26,147	5,938	21,017	774,993
Constancia	618	491	17.16	5.90	7.36	8,429	1,915	5,531	265,420
Other [5]	2,558	1,659	16.79	5.28	3.77	27,854	12,836	19,109	759,840
	7,595	5,758	$16.87	$4.43	$5.13	$97,126	$42,044	$71,617	$2,344,695
Gold
Sudbury [6]	8,519	3,237	$1,281	$400	$769	$4,147	$362	$2,852	$389,266
Salobo	72,980	67,198	1,280	400	381	86,030	33,561	59,150	2,836,029
Constancia	2,498	2,206	1,301	400	409	2,869	1,083	1,986	122,856
Other [7]	11,219	9,907	1,298	368	335	12,862	5,898	8,823	35,924
	95,216	82,548	$1,283	$396	$391	$105,908	$40,904	$72,811	$3,384,075
Operating results						$203,034	$82,948	$144,428	$5,728,770
Corporate costs
General and administrative							$(8,793)	$(6,693)
Finance costs							(7,766)	(8,697)
Other							(74)	83
Income tax recovery							263	-
Total corporate costs							$(16,370)	$(15,307)	$206,916
							$66,578	$129,121	$5,935,686

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
4)
Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

5)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Lagunas Norte, Pierina and Veladero PMPAs expired on March 31, 2018 and the Minto mine was placed into care and maintenance in October 2018.

6)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

7)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended September 30, 2017 were as follows:

Three Months Ended September 30, 2017
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Silver equivalent basis	14,823	12,024	$ 16.89	$ 4.84	$ 12.05	$ 5.14	$ 6.91
Gold equivalent basis	195,263	158,401	$ 1,282	$ 368	$ 914	$ 390	$ 524
1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 35 of this MD&A.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [19]

Silver Production
For the three months ended September 30, 2018, attributable silver production was 5.7 million ounces relative to 7.6 million ounces for the comparable period in 2017, with the 1.9 million ounce decrease being primarily attributable to the following factors:
•
1,043,000 ounce (100%) decrease related to the silver stream relative to the San Dimas mine, resulting from the termination of the San Dimas SPA effective May 10, 2018, as more fully explained on page 8 of this MD&A;

•
591,000 ounce (36%) decrease related to the silver stream relative to the Peñasquito mine, which, as per Goldcorp's third quarter of 2018 MD&A, was the result of the planned transition from higher grade ore in the Peñasco pit to lower grade ore from stockpiles during 2018, with production in the third quarter of 2018 being further impacted by a reduction in mill throughput as much harder low-grade stockpiles were processed during commissioning of the CPP, a component of the PLP; and

•
267,000 ounce (15%) decrease related to the silver stream relative to the Antamina mine, which was expected and is primarily due to the mining of lower grade material as a result of mine sequencing in the open pit, partially offset by higher thoughput.

Gold Production
For the three months ended September 30, 2018, attributable gold production was 101,600 ounces relative to 95,200 ounces for the comparable period in 2017, with the 6,400 ounce increase being primarily attributable to the following factors:
•	10,600 ounce increase related to the recently acquired gold stream relative to the San Dimas mine, as more fully explained on page 8 of this MD&A; and
•
6,400 ounce increase related to the recently acquired gold stream relative to the Stillwater mine, with the contract providing for the delivery of gold sold to an offtaker as of July 1, 2018, resulting in reported production for the third quarter including some material processed in the previous quarter, as more fully explained on page 9 of this MD&A ; partially offset by

•	4,500 ounce (41%) decrease related to gold production at the Other mines which was primarily due to lower throughput and grades at the Minto mine; and
•	2,600 ounce (30%) decrease related to the Sudbury mines which was primarily due to lower throughput.
Palladium Production
For the three months ended September 30, 2018, attributable palladium production was 8,800 ounces relative to NIL ounces for the comparable period in 2017, resulting from the recent acquisition of the Stillwater palladium stream, with the contract providing for the delivery of palladium sold to an offtaker as of July 1, 2018, resulting in reported production for the third quarter including some material processed in the previous quarter, as more fully explained on page 10 of this MD&A .

Net Earnings and Cash Flow from Operations
For the three months ended September 30, 2018, the net earnings and cash flow from operations were $34 million and $108 million, respectively, relative to $67 million and $129 million, respectively, for the comparable period in 2017, with the $33 million decrease in net earnings being primarily attributable to the following factors:
Changes relative to production of silver, gold and palladium:
•	$9 million decrease related to a combined decrease in payable production; and
•
$12 million decrease related to the composition of mines from which payable production is received, primarily due to the termination of the silver stream relative to San Dimas which was originally acquired in 2004, as the newer assets which replace this stream have depletion rates which are more reflective of the current commodity price environment.

Changes relative to silver, gold and palladium ounces produced but not yet delivered:
•	$8 million increase as a result of the timing of shipments of stockpiled concentrate and doré.
Changes relative to other items:
•	$12 million decrease due to a reduction in the operating margin per ounce, primarily due to a 12% and 6% decrease in the price realized per ounce of silver and gold sold, respectively; and
•	$5 million decrease as a result of an increase in Interest Costs as explained on page 25 of this MD&A.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [20]

Nine Months Ended September 30, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)		Average Cash Cost ($'s Per Ounce)[3]		Average Depletion ($'s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas [4]	2,213	2,442		$16.62		$4.32		$1.46	$40,595	$26,470	$30,045	$-
Peñasquito	3,767	4,015		16.06		4.17		2.96	64,479	35,871	47,736	391,385
Antamina	4,265	4,168		16.19		3.23		8.70	67,463	17,750	54,245	721,388
Constancia	1,979	1,551		16.10		5.90		7.14	24,966	4,735	15,814	250,724
Other [5]	7,058	5,157		15.82		6.01		3.28	81,566	33,659	51,229	506,353
	19,282	17,333		$16.10		$4.67		$4.60	$279,069	$118,485	$199,069	$1,869,850
Gold
Sudbury [6]	15,942	12,146		$1,301		$400		$795	$15,797	$1,281	$10,916	$370,331
Salobo	194,110	190,518		1,281		400		386	243,977	94,197	167,770	2,735,159
Constancia	9,763	8,399		1,285		400		374	10,793	4,292	7,433	118,910
San Dimas [4]	16,368	13,509		1,218		600		556	16,457	838	8,352	212,915
Stillwater	6,376	2,075		1,205		217		526	2,500	958	2,049	238,033
Other [7]	22,558	19,708		1,285		390		410	25,326	9,544	16,391	23,728
	265,117	246,355		$1,278		$409		$418	$314,850	$111,110	$212,911	$3,699,076
Palladium
Stillwater	8,817	3,668		$955		$169		$462	$3,502	$1,187	$2,882	$261,796
Cobalt
Voisey's Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,406
Operating results									$597,421	$230,782	$414,862	$6,224,128
Corporate costs
General and administrative										$(30,507)	$(22,848)
Finance costs										(27,351)	(22,918)
Other										(1,157)	(143)
Gain on disposal of the San Dimas SPA										245,715	-
Income tax recovery										2,805	-
Total corporate costs										$189,505	$(45,909)	$361,890
										$420,287	$368,953	$6,586,018

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
4)
Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

5)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Lagunas Norte, Pierina and Veladero PMPAs expired on March 31, 2018 and the Minto mine was placed into care and maintenance in October 2018.

6)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

7)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

On a silver equivalent and gold equivalent basis, results for the Company for the nine months ended September 30, 2018 were as follows:

Nine Months Ended September 30, 2018
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Silver equivalent basis	40,946	37,186	$ 16.07	$ 4.90	$ 11.17	$ 4.96	$ 6.21
Gold equivalent basis	513,930	466,739	$ 1,280	$ 390	$ 890	$ 395	$ 495
1)
Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 35 of this MD&A.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [21]

Nine Months Ended September 30, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas [4]	2,639	2,603	$17.09	$4.29	$1.46	$44,471	$29,480	$33,292	$136,763
Peñasquito	4,463	3,608	17.10	4.13	2.88	61,706	36,408	46,805	407,679
Antamina	5,087	4,160	17.07	3.43	9.81	70,997	15,921	56,734	774,993
Constancia	1,704	1,433	17.29	5.90	7.36	24,775	5,769	16,118	265,420
Other [5]	7,542	5,548	17.15	5.25	3.75	95,156	45,217	63,805	759,840
	21,435	17,352	$17.12	$4.49	$4.98	$297,105	$132,795	$216,754	$2,344,695
Gold
Sudbury [6]	25,169	15,946	$1,241	$400	$769	$19,785	$1,138	$13,375	$389,266
Salobo	188,503	180,683	1,252	400	381	226,235	85,156	153,962	2,836,029
Constancia	7,261	6,877	1,254	400	409	8,624	3,059	5,860	122,856
Other [7]	37,697	39,404	1,241	359	389	48,920	19,448	30,009	35,924
	258,630	242,910	$1,250	$393	$408	$303,564	$108,801	$203,206	$3,384,075
Operating results						$600,669	$241,596	$419,960	$5,728,770
Corporate costs
General and administrative							$(25,760)	$(24,758)
Finance costs							(23,120)	(22,841)
Other							2,007	1,364
Income tax recovery							691	-
Total corporate costs							$(46,182)	$(46,235)	$206,916
							$195,414	$373,725	$5,935,686

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
4)
Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

5)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin PMPA expired on April 4, 2017 while the Lagunas Norte, Pierina and Veladero PMPAs expired on March 31, 2018 and the Minto mine was placed into care and maintenance in October 2018.

6)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

7)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

On a silver equivalent and gold equivalent basis, results for the Company for the nine months ended September 30, 2017 were as follows:

Nine Months Ended September 30, 2017
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Silver equivalent basis	40,295	35,065	$ 17.13	$ 4.95	$ 12.18	$ 5.29	$ 6.89
Gold equivalent basis	552,575	480,848	$ 1,249	$ 361	$ 888	$ 386	$ 502
1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 35 of this MD&A.

Silver Production
For the nine months ended September 30, 2018, attributable silver production was 19.3 million ounces, relative to 21.4 million ounces for the comparable period in 2017, with the 2.1 million ounce decrease being primarily attributable to the following factors:

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [22]

•
822,000 ounce (16%) decrease related to the silver stream relative to the Antamina mine, which was expected and is primarily due to the mining of lower grade material as a result of mine sequencing in the open pit;

•
697,000 ounce (16%) decrease related to the silver stream relative to the Peñasquito mine which, as per Goldcorp's third quarter of 2018 MD&A, was the result of the planned transition from higher grade ore in the Peñasco pit to lower grade ore from stockpiles during 2018, with production in the third quarter of 2018 being further impacted by a reduction in mill throughput as much harder low-grade stockpiles were processed during commissioning of the CPP;

•
485,000 ounce (6%) decrease related to silver production at the Other mines, due primarily to the expiry of the streaming agreement relative to the Cozamin mine on April 4, 2017 and the expiry of the streaming agreement relative to the Lagunas Norte, Veladero, and Pierina mines on March 31, 2018, partially offset by the start-up of attributable production at the Aljustrel mine; and

•
425,000 ounce (16%) decrease related to the previously owned silver stream relative to the San Dimas mine resulting from the termination of the San Dimas SPA effective May 10, 2018, as more fully explained on page 8 of this MD&A; partially offset by

•	275,000 ounce (16%) increase related to the silver stream relative to the Constancia mine, primarily due to higher throughput.
Gold Production
For the nine months ended September 30, 2018, attributable gold production was 265,100 ounces, relative to 258,600 ounces for the comparable period in 2017, with the 6,500 ounce increase being primarily attributable to the following factors:
•	16,400 ounce increase related to the recently acquired gold stream relative to the San Dimas mine, as more fully explained on page 8 of this MD&A;
•	6,400 ounce increase related to the recently acquired gold stream relative to the Stillwater mine, as more fully explained on page 9 of this MD&A;
•	5,600 ounce (3%) increase related to the gold stream relative to the Salobo mine, primarily due to higher recoveries; and
•	2,500 ounce (34%) increase related to the Constancia mine, primarily due to the mining of higher grade material; partially offset by
•	15,100 ounce (40%) decrease related to gold production at the Other mines, primarily due to lower production at the Minto mine as a result of lower grades; and
•
9,200 ounce (37%) decrease related to the Sudbury mines, primarily due to lower throughput. According to Vale's second quarter of 2018 MD&A, the Coleman mine was in a maintenance shutdown from November 2017 to April 2018.

Palladium Production
For the nine months ended September 30, 2018, attributable palladium production was 8,800 ounces, relative to NIL ounces for the comparable period in 2017, resulting from the acquisition of the Stillwater palladium stream effective July 1, 2018, as more fully described on page 10 of this MD&A.
Net Earnings and Cash Flow from Operations
For the nine months ended September 30, 2018, net earnings and cash flow from operations were $420 million and $369 million, respectively, relative to $195 million and $374 million, respectively, for the comparable period in 2017, with the $225 million increase in net earnings being primarily attributable to the following factors:
Changes relative to production of silver, gold and palladium:
•	$14 million decrease related to a combined decrease in payable production; and
•	$13 million decrease related to the composition of mines from which payable production is received.
Changes relative to silver, gold and palladium ounces produced but not yet delivered:
•	$17 million increase as a result of the timing of shipments of stockpiled concentrate and doré.
Changes relative to other items:
•	$246 million increase as a result of the gain on disposal of the previously owned silver stream relative to the San Dimas mine, as explained on page 8 of this MD&A; partially offset by
•	$5 million decrease as a result of an increase in General and Administrative expenses as explained on page 24 of this MD&A ($2 million increase from a cash flow perspective); and
•	$4 million decrease as a result of an increase in Interest Costs as explained on page 25 of this MD&A.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [23]

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 3,275	$ 3,309	$ 10,324	$ 9,654
PSUs	(85)	(38)	3,414	(496)
Total salaries and benefits	$ 3,190	$ 3,271	$ 13,738	$ 9,158
Depreciation	289	244	763	731
Donations	672	521	1,811	1,352
Professional fees	693	1,152	2,569	3,025
Other	2,533	2,326	7,581	7,746
Cash settled general and administrative	$ 7,377	$ 7,514	$ 26,462	$ 22,012
Equity settled stock based compensation (a non-cash expense)	1,402	1,279	4,045	3,748
Total general and administrative	$ 8,779	$ 8,793	$ 30,507	$ 25,760

For the nine months ended September 30, 2018, general and administrative expenses increased by $5 million relative to the comparable period in the previous year with the increase being primarily the result of differences in accrued costs associated with the Company's performance share units ("PSUs").

Other (Income) Expense

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Interest income	$ (90)	$ (78)	$ (552)	$ (210)
Dividend income	(20)	(15)	(59)	(45)
Proceeds relative to the Mercator Minerals bankruptcy	-	-	-	(1,022)
Guarantee fees - Primero Revolving Credit Facility	-	-	(858)	-
Fees for contract amendments and reconciliations	-	-	(248)	(989)
Share of losses of associate	172	-	373	-
Foreign exchange loss	300	163	156	248
Loss on fair value adjustment of share purchase warrants held	12	-	123	-
Loss on fair value adjustment of Kutcho Convertible Note	927	-	2,217	-
Other	-	4	5	11
Total other (income) expense	$ 1,301	$ 74	$ 1,157	$ (2,007)

Proceeds relative to the Mercator Minerals bankruptcy
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton had a PMPA relative to Mercator's Mineral Park mine in the United States (the "Mercator Bankruptcy"). This silver interest was fully written off during the year ended December 31, 2014 and as such further proceeds, if any, will be recognized as a component of net earnings.

Guarantee fees - Primero Revolving Credit Facility
On March 30, 2017, Wheaton provided a guarantee to the lenders under Primero's previously outstanding revolving credit facility for which Primero paid a fee of 5% per annum (the "Guarantee"). The Guarantee was cancelled on May 10, 2018, being the date First Majestic acquired all the issued and outstanding common shares of Primero.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [24]

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Average principle outstanding during period	$ 1,309,933	$ 925,877	$ 894,989	$ 1,019,081
Average effective interest rate during period	3.61%	2.75%	3.43%	2.51%
Total interest costs incurred during period	$ 11,806	$ 6,360	$ 23,055	$ 19,214
Costs related to undrawn credit facilities	654	993	3,072	2,739
Letter of guarantee	417	413	1,224	1,167
Total finance costs	$ 12,877	$ 7,766	$ 27,351	$ 23,120

Income Tax Expense (Recovery)

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Current income tax expense related to foreign jurisdictions	$ 24	$ 16	$ 75	$ 294
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$ 575	$ 791	$ 2,465	$ 2,367
Reversal of a write down (write down) of previously recognized temporary differences	306	(1,070)	(5,345)	(3,352)
Total deferred income tax expense (recovery)	$ 881	$ (279)	$ (2,880)	$ (985)
Income tax expense (recovery) recognized in net earnings	$ 905	$ (263)	$ (2,805)	$ (691)

For the nine months ended September 30, 2018, income tax recovery increased by $2 million relative to the comparable period in the previous year, with the current period income tax recovery being primarily related to the recognition of capital losses to offset the realized gain relating to the Company's disposal of its investment in Arizona Mining (please refer to page 13 of this MD&A). Offsetting the deferred income tax recovery in earnings is a deferred income tax expense of $3 million that has been recognized directly in OCI primarily relating to the realized gain on this disposal.

Liquidity and Capital Resources1
As at September 30, 2018, the Company had cash and cash equivalents of $119 million (December 31, 2017 - $99 million) and debt outstanding under its $2 billion revolving term loan (the "Revolving Facility") of $1,381 million (December 31, 2017 - $770 million), resulting in a net debt position of $1,262 million (December 31, 2017 - $671million).

A summary of the Company's cash flow activity is as follows:

Three Months Ended September 30, 2018
During the three months ended September 30, 2018, the Company generated operating cash flows of $108 million compared with $129 million during the comparable period of 2017, with the decrease being primarily related to a 12% and 6% decrease in the price realized per ounce of silver and gold sold, respectively, a 13% decrease in the number of silver ounces sold and higher per ounce costs resulting from sales mix differences, partially offset by an 8% increase in the number of gold ounces sold and the first sales of palladium.

During the three months ended September 30, 2018, the Company had net cash inflows from financing activities of $390 million, which was primarily the result of an advance in the amount of $452 million taken under the Company's Revolving Facility which was used to partially fund the Stillwater gold and palladium stream, with this cash inflow being partially offset by repayments under the Company's Revolving Facility in the amount of $28 million and dividend payments of $34 million. During the three months ended September 30, 2017, the Company had net cash outflows from financing activities of $136 million which was primarily the result of repayments under the Company's Revolving Facility in the amount of $99 million and dividend payments of $37 million.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [25]

During the three months ended September 30, 2018, the Company had net cash outflows from investing activities of $472 million, which was primarily the result of (i) a payment to Sibanye-Stillwater in the amount of $500 million in connection with the Stillwater gold and palladium stream; (ii) a $5 million investment in Adventus through a private placement transaction; (iii) a $4 million payment to Kutcho in connection with the Kutcho Early Deposit Agreement; (iv) a $1 million payment to Panoro in connection with the Cotabambas Early Deposit Agreement; and (v) payments totaling $6 million related to closing costs relative to the various streaming transactions concluded during 2018, with these cash outflows being partially offset by the proceeds of disposition relative to the Company's investment in Arizona Mining in the amount of $48 million. During the three months ended September 30, 2017, the Company had virtually no cash flows from investing activities.

Nine Months Ended September 30, 2018
During the nine months ended September 30, 2018, the Company generated operating cash flows of $369 million compared with $374 million during the comparable period of 2017, with the 6% decrease in realized silver prices and higher per ounce costs resulting from sales mix differences being partially offset by higher gold sales, the first sales of palladium and positive working capital adjustments.

During the nine months ended September 30, 2018, the Company had net cash inflows from financing activities of $512 million, which was primarily the result of advances in the amount of $373 million and $452 million taken under the Company's Revolving Facility which were used to partially fund the Voisey's Bay cobalt stream and the Stillwater gold and palladium stream, respectively, with these cash inflows being partially offset by repayments under the Company's Revolving Facility in the amount of $214 million and dividend payments totaling $98 million. During the nine months ended September 30, 2017, the Company had net cash outflows from financing activities of $428 million, which was primarily the result of repayments under the Company's Revolving Facility in the amount of $339 million and dividend payments totaling $89 million.

During the nine months ended September 30, 2018, the Company had net cash outflows from investing activities of $860 million, which was primarily the result of (i) a payment to Sibanye-Stillwater in the amount of $500 million in connection with the Stillwater gold and palladium stream; (ii) a payment to Vale in the amount of $390 million in connection with the Voisey's Bay cobalt stream; (iii) a $220 million payment to First Majestic in connection with the San Dimas PMPA; (iv) payments totaling $7 million to Kutcho in connection with the Kutcho Early Deposit Agreement; (v) payments totaling $2 million to Panoro in connection with the Cotabambas Early Deposit Agreement; and (vi) payments totaling $7 million related to closing costs relative to the various streaming transactions concluded during 2018, with these cash outflows being partially offset by a $220 million payment received from First Majestic as partial consideration for the termination of the San Dimas SPA, a $10 million payment received from Goldcorp as consideration for the termination of the Goldcorp Guarantee and proceeds of disposition relative to the Company's investment in Arizona Mining in the amount of $48 million. During the nine months ended September 30, 2017, the Company had virtually no cash flows from investing activities.

In the opinion of management, the $119 million of cash and cash equivalents as at September 30, 2018, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [26]

Contractual Obligations and Contingencies1
Mineral Stream Interests
The following table summarizes the Company's commitments to make per-ounce cash payments for silver, gold and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased				Per Unit of Measurement Cash Payment [1,2]				Term of Agreement	Date of Original Contract
	Silver	Gold	Palladium	Cobalt	Silver	Gold	Palladium	Cobalt
Peñasquito	25%	0%	0%	0%	$4.17	n/a	n/a	n/a	Life of Mine	24-Jul-07
Constancia	100%	50% ³	0%	0%	$5.90 ⁴	$400 ⁴	n/a	n/a	Life of Mine	8-Aug-12
Salobo	0%	75%	0%	0%	n/a	$400	n/a	n/a	Life of Mine	28-Feb-13
Sudbury	0%	70%	0%	0%	n/a	$400	n/a	n/a	20 years	28-Feb-13
Antamina	33.75%	0%	0%	0%	variable ⁵	n/a	n/a	n/a	Life of Mine	3-Nov-15
San Dimas	0% ⁶	variable ⁶	0%	0%	n/a	$600	n/a	n/a	Life of Mine	10-May-18
Stillwater	0%	100%	4.5% ⁷	0%	n/a	variable ⁸	variable ⁸	n/a	Life of Mine	16-Jul-18
Voisey's Bay	0%	0%	0%	42.4% ⁹	n/a	n/a	n/a	variable ¹⁰	Life of Mine	11-Jun-18
Other
Los Filos	100%	0%	0%	0%	$4.39	n/a	n/a	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	0%	0%	$4.34	n/a	n/a	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% ¹¹	0%	0%	0%	$8.85 ¹²	n/a	n/a	n/a	Life of Mine	23-Mar-06
Stratoni	100%	0%	0%	0%	$6.77 ¹³	n/a	n/a	n/a	Life of Mine	23-Apr-07
Neves-Corvo	100%	0%	0%	0%	$4.26	n/a	n/a	n/a	50 years	5-Jun-07
Aljustrel	100% [14]	0%	0%	0%	variable [15]	n/a	n/a	n/a	50 years	5-Jun-07
Minto	100% [16]	100% [16]	0%	0%	$4.18	$322 [17]	n/a	n/a	Life of Mine	20-Nov-08
Keno Hill	25%	0%	0%	0%	variable [18]	n/a	n/a	n/a	Life of Mine	2-Oct-08
Pascua-Lama	25%	0%	0%	0%	$3.90	n/a	n/a	n/a	Life of Mine	8-Sep-09
Rosemont	100%	100%	0%	0%	$3.90	$450	n/a	n/a	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	0%	0%	$4.00	n/a	n/a	n/a	Life of Mine	n/a ¹⁹
777	100%	50%	0%	0%	$6.14 ⁴	$416 ⁴	n/a	n/a	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%	0%	0%	$3.90	$400	n/a	n/a	Life of Mine	11-Nov-13
Cotabambas	100% ²⁰	25% ²⁰	0%	0%	$5.90	$450	n/a	n/a	Life of Mine	21-Mar-16
Kutcho	100% ²¹	100% ²¹	0%	0%	variable ²²	variable ²²	n/a	n/a	Life of Mine	12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)
All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina silver purchase agreement.
6)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

7)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for life of mine.

8)
The Company is committed to pay Sabanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater PMPA until such time as the upfront cash payment is reduced to $NIL and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company's attributable cobalt production to be purchased will be reduced to 21.2%.
10)
The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until such time as the upfront cash payment is reduced to $NIL, and 22% of the spot price thereafter.

11)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
12)
Should the market price of silver exceed $20 per ounce, in addition to the $8.85 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.85 per ounce of silver delivered.

13)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 10,000 meters of Expansion Drilling in July 2018.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)
During the second quarter of 2018, the Company agreed to amend the PMPA with Almina to increase the production payments to 50% of the amount received under the respective concentrate sales contracts and to fix silver payable rates for a period of two years and limit rate decreases thereafter.

16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. The Minto mine was placed into care and maintenance in October 2018.
17)	The production payment per ounce of gold delivered to Wheaton is to be increased over the current fixed price in periods where the market price of copper is lower than $2.50 per pound.
18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

21)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.
22)	The Company is committed to pay Kutcho 20% of the spot price of silver and gold for each ounce of silver and gold delivered under the Kutcho Early Deposit Agreement.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [27]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2018	2019 - 2021	2022 - 2023	After 2023	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$1,380,500	$-	$1,380,500	$-	$1,380,500
Interest [2]	13,857	194,146	89,135	-	297,138	-	297,138
Mineral stream interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	-	4,500	2,500	-	7,000	126,000	133,000
Kutcho	-	-	-	-	-	58,000	58,000
Operating leases	320	3,303	1,756	1,168	6,547	-	6,547
Total contractual obligations	$14,177	$201,949	$1,473,891	$1,168	$1,691,185	$585,550	$2,276,735

1)	At September 30, 2018, the Company had $1.4 billion drawn and outstanding on the Revolving Facility.
2)
As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at September 30, 2018 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata
In connection with the Loma de La Plata precious metal purchase agreement, the Company is committed to pay Pan American Silver Corp. ("Pan American") total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu
In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2018 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Wheaton and terminate the agreement.

Cotabambas
In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $7 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $7 million to Panoro, spread over up to seven years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Kutcho
In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [28]

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum ("Mtpa"). As per Vale's third quarter 2018 report, in October 2018 Vale's Board of Directors approved the investment in the Salobo III mine expansion (the "Salobo Expansion"). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo's existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.
If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Based on Vale's disclosure relating to the size and timing of the Salobo Expansion, the Company estimates that an expansion payment of between $550 million to $650 million would be payable. Given Vale's proposed schedule, this payment would likely be made in 2023 though the actual amount and timing of the expansion payment may significantly differ from this estimate.
Taxes
2013 Taxation Year: Domestic
On July 24, 2018, the Company received a Notice of Reassessment for the 2013 taxation year ("the 2013 Domestic Reassessment") in which the Canada Revenue Agency ("CRA") is seeking to change the timing of the deduction of upfront payments with respect to the Company's PMPAs in respect of Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine. The Company's position, as reflected in its filed Canadian income tax returns, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, as provided for in the PMPAs.

Management believes the Company's position is the correct one, and that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law.  On October 18, 2018, Wheaton filed a notice of objection under the Income Tax Act (Canada) (the "Act") challenging the 2013 Domestic Reassessment. Even if the Company is unsuccessful in defending its position, it would not result in any additional tax for the 2013 taxation year after applying non-capital losses carried back from subsequent taxation years.  However, interest and penalties of approximately $0.7 million (Cdn$0.9 million) remained owing (calculated to the date of the 2013 Domestic Reassessment), 50% of which was paid in order to object to the 2013 Domestic Reassessment.

The CRA is conducting a domestic audit for the 2014 and 2015 taxation years. The 2016 and 2017 taxation years remain open to a domestic audit. If CRA were to reassess the Company's Canadian PMPAs for the 2014-2017 taxation years on the same basis as CRA has reassessed the Company in the 2013 Domestic Reassessment, the Company estimates that it would not result in a material amount of additional tax, interest, and penalties.

2005 – 2010 Taxation Years: Canada Revenue Agency Dispute
On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the CRA totaling $273 million (Cdn$353 million) for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Act relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Wheaton is vigorously defending its tax filing positions.

On January 8, 2016, the Company commenced an appeal in the Tax Court of Canada. The Company was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Instead of making this deposit in cash, on March 15, 2016, the Company posted security in the form of a letter of guarantee in the amount of $148 million (Cdn$192 million), which included interest accrued to March 2016 plus estimated interest for the following year. In March 2017 and 2018, additional letters of guarantee in the amounts of $8 million (Cdn$11 million) and $8 million (Cdn$10 million), respectively, were delivered to the CRA as security for additional estimated interest for the respective following year. The Company is currently in the discovery phase of the appeal, with a trial scheduled to commence mid-September 2019 for a two month period.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [29]

2011 – 2015 Taxation Years: Audit of International Transactions
The CRA has also commenced an audit of the Company's international transactions covering the 2011-2015 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2015 taxation years in connection with this audit.

For ease of reference, the following provides an overview of the current status of CRA matters relating to income earned by the Company's foreign subsidiaries outside of Canada:

Taxation Years	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable (1)	Payments Made	Timing
2005-2010

Transfer pricing provisions of the Act should apply such that Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Wheaton's foreign subsidiaries.

		CRA has reassessed Wheaton and is seeking to increase Wheaton's income subject to tax in Canada by Cdn$715 million.	CRA has reassessed Wheaton and is seeking to impose income tax of $155 million (Cdn$201 million).(2),(3)	Wheaton has posted security in the form of letters of guarantee totaling $164 million (Cdn$213 million) reflecting 50% of all assessed tax, penalties and interest accrued to March 15, 2019.(3),(4)	An appeal in the Tax Court of Canada commenced January 8, 2016. Trial scheduled to commence mid-September 2019 for a two month period.
2011-2015	CRA commenced an audit of 2011-2015 taxation years. CRA has not issued a proposal or reassessment.

If CRA were to reassess on a similar basis as 2005-2010 taxation years, the Company estimates CRA would seek to increase Wheaton's income subject to tax in Canada by approximately $1.9 billion.(5), (8)

			If CRA were to reassess on a similar basis as 2005-2010 taxation years, the Company estimates CRA would seek to impose income tax of approximately $390 million (Cdn$505 million).(5), (6), (8)	N/A	Time to complete CRA audit unknown.
2016-2017	Remains open to audit by CRA.

If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, the Company estimates CRA would seek to increase Wheaton's income subject to tax in Canada by approximately $580 million.(5), (8)

			If CRA were to reassess on a similar basis as 2005-2010 taxation years, the Company estimates CRA would seek to impose income tax of approximately $152 million (Cdn$197 million).(5),(7),(8)	N/A	N/A

1)
For the taxation years ended after December 31, 2010, the Company files its Canadian tax returns in US dollars. However, taxes payable, if any, are payable in Canadian dollars based on the exchange rate applicable on the original payment due date. As a result, the US dollar amounts reflected in the table above are subject to fluctuations in the value of the Canadian dollar relative to the US dollar. Canadian dollar amounts in this table have been converted to US dollars at the exchange rate applicable at the balance sheet date as quoted by the Bank of Canada.

2)
For the 2005-2010 taxation years, transfer pricing penalties of $55 million (Cdn$72 million) and interest and other penalties of $62 million (Cdn$81 million) were also assessed by the CRA. The total reassessment issued on September 24, 2015 was $273 million (Cdn$353 million). Additional interest accruing to December 31, 2017 on the total amount reassessed is estimated at $34 million (Cdn$45 million) for the 2005-2010 taxation years.

3)
As a consequence of the CRA's reassessment of the 2005-2010 taxation years and the 2013 Domestic Reassessment, CRA reassessed the 2011 and 2012 taxation years to amend the non-capital losses available to offset the taxable income of $12 million and $14 million, respectively. As a result of the 2013 Domestic Reassessment, additional tax, interest, and penalties of about $1.7 million (Cdn$2.2 million) was owing for the 2011 and 2012 taxation years. On October 18, 2018, the Company filed Notices of Objection with respect to these reassessments and accordingly, paid 50% of the additional amounts owing. These reassessments do not relate to the CRA international audit of the 2011-2015 taxation years.

4)	Estimates of interest given as of the date stated. Interest accrues until payment date.
5)
The estimates of income inclusion and tax payable are computed on the basis that the cost of precious metal acquired under the PMPAs is equal to the cash cost plus an amortized amount of the up-front payment and without taking into account any available Canadian non-capital losses.

6)
If CRA were to reassess the 2011-2015 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $187 million and interest (calculated to December 31, 2017) and other penalties of approximately $112 million (Cdn$145 million) may be applicable for the 2011-2015 taxation years.

7)
If CRA were to reassess the 2016-2017 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $58 million and interest (calculated to December 31, 2017) and other penalties of approximately $9 million (Cdn$12 million) may be applicable for the 2016-2017 taxation years.

8)
If the cost of precious metal acquired under the PMPAs is equal to the market value of precious metal while the deposit is outstanding (where applicable to an agreement), and the cash cost thereafter, the estimated amounts for the 2011 – 2015 taxation years would be as follows: (i) income inclusion of $1.6 billion; (ii) tax payable of $336 million (Cdn$435 million); (iii) transfer pricing penalties (if applied) of $161 million; and (iv) interest and other penalties of $95 million (Cdn$123 million). On this basis, the estimated amounts for the 2016 – 2017 taxation years would be as follows: (i) income inclusion of $260 million; (ii) tax payable of $69 million (Cdn$89 million); (iii) transfer pricing penalties (if applied) of $26 million; and (iv) interest and other penalties of $4 million (Cdn$6 million).

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [30]

U.S. Shareholder Class Action
During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. The Plaintiff filed a consolidated amended complaint in December 2015, and then filed a second amended complaint in April 2018 (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities in the United States during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants' motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017. Defendants have filed motions to dismiss the second amended complaint and a hearing is set for November 2018. No trial date is currently set for this matter.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action
By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton's March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Other1
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

1 The assessment by management of the expected impact of the Reassessments on the Company is "forward-looking information". Statements in respect of the impact of the Reassessments are based on the expectation that the Company will be successful in challenging the Reassessments by CRA. Statements in respect of the Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company's interpretation of, or compliance with, tax laws, is found to be incorrect. Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [31]

Share Capital
During the nine months ended September 30, 2018, the Company received cash proceeds of $1 million from the exercise of 46,800 share purchase options at a weighted average exercise price of Cdn$24.28 per option, with all of the exercises taking place during the six months ended June 30, 2018. During the nine months ended September 30, 2017, the Company received cash proceeds of $1 million from the exercise of 53,050 share purchase options at a weighted average exercise price of Cdn$25.15 per option, with all of the exercises taking place during the six months ended June 30, 2017.

As of November 14, 2018, there were 443,989,051 outstanding common shares, 3,883,350 share purchase options, 371,358 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments
The Company owns equity interests in several companies as long-term investments (see page 12 of this MD&A) in addition to the Kutcho Convertible Note (see page 14 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver, gold and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at September 30, 2018.

New Accounting Standards Effective 2018
IFRS 9 – Financial Instruments (amended 2014):
On January 1, 2018, the Company adopted IFRS 9 (2014) – Financial Instruments (amended 2014) ("IFRS 9 (2014)"). The Company had previously adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The adoption of IFRS 9 (2014) did not materially impact the accounting policies and methods of application relative to the Company's financial instruments.

IFRS 15 – Revenue from Contracts with Customers:
On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 requires entities to recognize revenue when 'control' of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the 'risks and rewards' of the goods or services transfer to the customer. The Company concluded that there is no change in the timing of revenue recognition of its silver and gold credit sales and its silver and gold concentrate sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of the silver and gold and the transfer of control of the silver and gold occur at the same time. As such, no adjustment was required to the Company's consolidated financial statements as at January 1, 2017 or for the year ended December 31, 2017. Additionally, IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity of concentrate sold under the terms of the concentrate sales contracts are not significant and do not constrain the recognition of revenue.

Future Changes in Accounting Policies
The International Accounting Standards Board ("IASB") has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2019:

•
IFRS 16 – Leases: In January 2016, the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact of this standard and anticipates that upon adoption of this standard, its leases will be capitalized under the classification Right-of-Use Assets, with a corresponding liability for Leases Payable. The total amount to be capitalized is estimated to be $3 million. The Company also expects a reduction in operating cash outflows of approximately $1 million per annum upon the adoption of IFRS 16, with a corresponding increase in financing cash outflows. Lastly, the Company does not anticipate the adoption of this standard will have a material impact on its Consolidated Statement of Earnings.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [32]

•
IFRIC 23 – Uncertainty over Income Tax Treatments: In June 2017, the IASB issued IFRIC 23 which is effective for periods beginning on or after January 1, 2019. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The extent of the impact of the adoption of IFRIC 23 has not yet been determined.

Early adoption of the above standards is permitted.

Non-IFRS Measures
Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver, gold and palladium on a per ounce basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2018	2017	2018	2017
Net earnings	$34,021	$66,578	$420,287	$195,414
Add back (deduct):
Gain on disposal of San Dimas SPA	-	-	(245,715)	-
Share in losses of associate	172	-	373	-
Loss on fair value adjustment of Kutcho Convertible Note	927	-	2,217	-
Loss on fair value adjustment of share purchase warrants held	12	-	123	-
Fees for contract amendments and reconciliations	-	-	(248)	(989)
Adjusted net earnings	$35,132	$66,578	$177,037	$194,425
Divided by:
Basic weighted average number of shares outstanding	443,634	442,094	443,188	441,790
Diluted weighted average number of shares outstanding	444,120	442,476	443,727	442,263
Equals:
Adjusted earnings per share - basic	$0.08	$0.15	$0.40	$0.44
Adjusted earnings per share - diluted	$0.08	$0.15	$0.40	$0.44

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [33]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2018	2017	2018	2017
Cash generated by operating activities	$108,413	$129,121	$368,953	$373,725
Divided by:
Basic weighted average number of shares outstanding	443,634	442,094	443,188	441,790
Diluted weighted average number of shares outstanding	444,120	442,476	443,727	442,263
Equals:
Operating cash flow per share - basic	$0.24	$0.29	$0.83	$0.85
Operating cash flow per share - diluted	$0.24	$0.29	$0.83	$0.85

iii.
Average cash cost of silver, gold and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of silver, gold and palladium on a per ounce basis.

	Three Months Ended September 30			Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2018	2017		2018	2017
Cost of sales	$127,886		$120,086	$366,639		$359,073
Less: depletion	(64,684)		(61,852)	(184,444)		(185,567)
Cash cost of sales	$63,202		$58,234	$182,195		$173,506
Cash cost of sales is comprised of:
Total cash cost of silver sold	$25,295		$25,529	$80,901		$77,941
Total cash cost of gold sold	37,287		32,705	100,674		95,565
Total cash cost of palladium sold	620		-	620		-
Total cash cost of sales	$63,202		$58,234	$182,195		$173,506
Divided by:
Total silver ounces sold	5,018		5,758	17,333		17,352
Total gold ounces sold	89,242		82,548	246,355		242,910
Total palladium ounces sold	3,668		-	3,668		-
Equals:
Average cash cost of silver (per ounce)	$5.04		$4.43	$4.67		$4.49
Average cash cost of gold (per ounce)	$418		$396	$409		$393
Average cash cost of palladium (per ounce)	$169	$	n.a.	$169	$	n.a.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [34]

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver, gold and palladium on a per ounce basis from the average realized selling price of silver, gold and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30			Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2018	2017		2018	2017
Total sales:
Silver	$74,255		$97,126	$279,069		$297,105
Gold	$108,012		$105,908	$314,850		$303,564
Palladium	$3,502		$-	$3,502		$-
Divided by:
Total silver ounces sold	5,018		5,758	17,333		17,352
Total gold ounces sold	89,242		82,548	246,355		242,910
Total palladium ounces sold	3,668		-	3,668		-
Equals:
Average realized price of silver (per ounce)	$14.80		$16.87	$16.10		$17.12
Average realized price of gold (per ounce)	$1,210		$1,283	$1,278		$1,250
Average realized price of palladium (per ounce)	$955	$	n.a.	$955	$	n.a.
Less:
Average cash cost of silver [1] (per ounce)	$(5.04)		$(4.43)	$(4.67)		$(4.49)
Average cash cost of gold [1] (per ounce)	$(418)		$(396)	$(409)		$(393)
Average cash cost of palladium [1] (per ounce)	$(169)	$	n.a.	$(169)	$	n.a.
Equals:
Cash operating margin per silver ounce sold	$9.76		$12.44	$11.43		$12.63
As a percentage of realized price of silver	66%		74%	71%		74%
Cash operating margin per gold ounce sold	$792		$887	$869		$857
As a percentage of realized price of gold	65%		69%	68%		69%
Cash operating margin per palladium ounce sold	$786	$	n.a.	$786	$	n.a.
As a percentage of realized price of palladium	82%		n.a.	82%		n.a.

1)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [35]

Subsequent Events
Declaration of Dividend
On November 14, 2018, the Board of Directors declared a dividend in the amount of $0.09 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 30% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on November 30, 2018 and is expected to be distributed on or about December 13, 2018. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Salobo Expansion
As more fully explained on page 29 of this MD&A, on October 24, 2018, Vale announced the approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 million tonnes per annum ("Mtpa") to 36 Mtpa once fully ramped up (the "Salobo Expansion").
Controls and Procedures

Disclosure Controls and Procedures
Wheaton's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2018. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Wheaton's disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2018.

Internal Control Over Financial Reporting
The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company's internal control over financial reporting during the three months ended September 30, 2018 that would materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of September 30, 2018.

Limitation of Controls and Procedures
The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [36]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to such metals, as of December 31, 2017, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,23)
As of December 31, 2017 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	88.2	35.4	100.2	40.6	26.4	34.5	128.8	32.5	134.7	75-80%
Heap Leach	2.1	22.6	1.5	0.3	13.9	0.1	2.4	21.5	1.7	22-28%
Antamina (33.75%) (10,11,12)
Copper	39.2	7.0	8.8	66.2	8.0	17.0	105.3	7.6	25.8	71%
Copper-Zinc	21.9	18.0	12.7	54.3	13.0	22.7	76.3	14.4	35.4	71%
Constancia	488.4	3.0	47.7	80.3	3.3	8.6	568.7	3.1	56.3	70%
Neves-Corvo
Copper	6.2	37.7	7.5	22.9	34.0	25.0	29.1	34.8	32.5	24%
Zinc	5.2	79.1	13.3	25.2	62.0	50.2	30.4	65.0	63.5	30%
Yauliyacu (13)	1.8	121.8	7.1	4.9	146.0	23.0	6.7	139.5	30.0	83%
Zinkgruvan
Zinc	8.1	68.0	17.7	3.8	51.0	6.2	11.9	62.6	23.9	83%
Copper	4.4	25.0	3.5	0.9	29.0	0.8	5.3	25.7	4.3	70%
San Dimas (25%) (14)	0.3	363.5	3.5	0.7	279.3	6.4	1.0	304.4	9.9	94%
777	2.6	26.0	2.2	1.3	25.4	1.0	3.9	25.8	3.2	48%
Stratoni	-	-	-	0.5	178.0	2.8	0.5	178.0	2.8	80%
Minto	0.5	3.1	0.05	3.0	5.3	0.5	3.4	5.0	0.6	78%
Los Filos	14.4	3.4	1.6	47.0	13.2	19.9	61.4	10.9	21.5	5%
Veladero (11)	-	-	-	4.0	23.6	3.0	4.0	23.6	3.0	8%
Lagunas Norte (11)	-	-	-	3.0	4.0	0.4	3.0	4.0	0.4	34%
Rosemont (15)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (20,21)	-	-	-	10.4	34.6	11.6	10.4	34.6	11.6	46%
Metates Royalty (22)	4.3	17.2	2.4	12.3	13.1	5.2	16.5	14.2	7.5	66%
Total Silver			296.0			249.4			545.4
Gold
Salobo (75%) (10)	483.1	0.35	5.36	412.0	0.29	3.84	895.1	0.32	9.20	68%
Sudbury (70%) (11)	-	-	-	37.7	0.47	0.57	37.7	0.47	0.57	77%
Constancia (50%)	244.2	0.06	0.45	40.2	0.06	0.08	284.4	0.06	0.53	61%
Stillwater (24,25)	5.0	0.31	0.05	36.8	0.31	0.36	41.8	0.31	0.41	92%
777 (50%)	1.3	1.70	0.07	0.6	1.82	0.04	1.9	1.74	0.11	59%
San Dimas (25%) (14)	0.3	4.31	0.04	0.7	3.58	0.08	1.0	3.80	0.12	95%
Minto	0.5	0.25	0.004	3.0	0.63	0.06	3.4	0.58	0.06	77%
Toroparu (10%) (19,21)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (20,21)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (22)	4.3	0.70	0.10	12.3	0.45	0.18	16.5	0.52	0.27	91%
Total Gold			6.18			5.64			11.82
Cobalt
Voisey's Bay (42.4%) (23)	4.6	0.14	13.9	6.5	0.13	18.7	11.1	0.13	32.6	84%
Total Cobalt			13.9			18.7			32.6
Palladium
Stillwater (4.5%) (24,25)	0.2	13.23	0.08	1.3	12.62	0.53	1.5	12.69	0.61	92%
Total Palladium			0.08			0.53			0.61

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [37]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,23)
As of December 31, 2017 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	29.4	29.1	27.5	33.2	25.0	26.7	62.6	26.9	54.2
Heap Leach	2.1	29.1	2.0	4.1	24.1	3.2	6.2	25.9	5.2
Antamina (33.75%) (10,11,12)
Copper	18.2	7.0	4.1	111.7	9.0	32.3	129.9	8.7	36.4
Copper-Zinc	6.5	17.0	3.6	43.0	19.0	26.3	49.5	18.7	29.8
Constancia	186.5	2.4	14.2	186.8	2.2	13.1	373.3	2.3	27.3
Neves-Corvo
Copper	6.4	51.9	10.7	27.4	50.6	44.6	33.8	50.9	55.4
Zinc	9.9	57.4	18.3	67.5	52.8	114.5	77.4	53.3	132.8
Yauliyacu (13)	6.8	185.8	40.5	8.2	183.0	48.3	15.0	184.3	88.8
Zinkgruvan
Zinc	-	-	-	5.1	99.1	16.1	5.1	99.1	16.1
San Dimas (25%) (14)	0.2	426.9	2.4	0.3	224.2	2.2	0.5	297.2	4.6
777	-	-	-	0.7	26.2	0.6	0.7	26.2	0.6
Stratoni	-	-	-	0.20	186.0	1.18	0.2	186.0	1.2
Minto	3.4	3.4	0.4	9.3	5.0	1.5	12.6	4.5	1.8
Los Filos	44.7	4.4	6.3	274.5	9.7	85.5	319.2	9.0	91.9
Rosemont (15)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Pascua-Lama (25%) (16)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Aljustrel (17)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Keno Hill (25%)
Underground	-	-	-	0.9	500.0	14.6	0.9	500.0	14.6
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Cotabambas (18,21)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Toroparu (50%) (19,21)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
Kutcho (20,21)	-	-	-	6.3	24.0	4.9	6.3	24.0	4.9
Total Silver			167.3			706.0			873.3
Gold
Salobo (75%) (10)	24.8	0.42	0.33	128.3	0.31	1.28	153.1	0.33	1.61
Sudbury (70%) (11)	-	-	-	5.5	0.28	0.05	5.5	0.28	0.05
Constancia (50%)	93.3	0.04	0.12	93.4	0.04	0.12	186.7	0.04	0.25
777 (50%)	-	-	-	0.4	1.82	0.02	0.4	1.82	0.02
San Dimas (25%) (14)	0.2	6.92	0.04	0.3	3.19	0.03	0.5	4.53	0.07
Minto	3.4	0.40	0.04	9.3	0.57	0.17	12.6	0.53	0.21
Cotabambas (25%) (18,21)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Toroparu (10%) (19,21)	0.9	0.87	0.03	8.5	0.85	0.23	9.4	0.85	0.26
Kutcho (20,21)	-	-	-	6.3	0.28	0.06	6.3	0.28	0.06
Total Gold			0.56			2.18			2.74
Cobalt
Voisey's Bay (42.4%) (23)	-	-	-	2.2	0.04	2.0	2.2	0.04	2.0
Total Cobalt			-			2.0			2.0

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [38]

Attributable Inferred Resources (1,2,3,4,5,9,23)
As of December 31, 2017 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	5.9	18.8	3.6
Heap Leach	0.04	8.9	0.01
Antamina (33.75) (10,11,12)
Copper	288.9	9.0	83.6
Copper-Zinc	70.1	15.0	33.8
Constancia	64.2	0.7	1.5
Neves-Corvo
Copper	10.1	35.0	11.4
Zinc	14.2	50.0	22.8
Yauliyacu (13)	4.1	285.0	37.6
Zinkgruvan
Zinc	9.4	81.0	24.6
Copper	0.2	25.0	0.2
San Dimas (25%) (14)	1.7	319.4	17.7
777	0.7	31.0	0.7
Stratoni	0.2	145.0	1.1
Minto	6.1	4.9	1.0
Los Filos	240.5	10.2	79.1
Rosemont (15)	68.7	1.7	3.7
Pascua-Lama (25%) (16)	3.8	17.8	2.2
Aljustrel (17)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.3	408.0	4.5
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (18,21)	605.3	2.3	45.4
Toroparu (50%) (19,21)	64.8	0.1	0.2
Kutcho (20,21)	5.8	23.2	4.3
Metates Royalty (22)	0.8	9.5	0.2
Total Silver			393.4
Gold
Salobo (75%) (10)	131.8	0.28	1.19
Sudbury (70%) (11)	4.7	0.88	0.13
Constancia (50%)	32.1	0.04	0.04
Stillwater (24,25)	92.5	0.31	0.92
777 (50%)	0.3	1.72	0.02
San Dimas (25%) (14)	1.7	3.52	0.20
Minto	6.1	0.51	0.10
Cotabambas (25%) (18,21)	151.3	0.17	0.84
Toroparu (10%) (19,21)	13.7	0.76	0.33
Kutcho (20,21)	5.8	0.24	0.04
Metates Royalty (22)	0.8	0.39	0.01
Total Gold			3.83
Cobalt
Voisey's Bay (42.4%) (23)	3.9	0.10	8.6
Total Cobalt			8.6
Palladium
Stillwater (4.5%) (24,25)	1.0	12.94	0.43
Total Palladium			0.43

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [39]

Notes on Reserves & Resources:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.
Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") for silver, gold and palladium, percent ("%") for cobalt, millions of ounces ("Moz") for silver, gold and palladium and millions of pounds ("Mlbs") for cobalt.

3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),
both employees of the Company (the "Company's QPs").
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Antamina mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves.  The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2017 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel's Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
b.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
c.
Mineral Resources for Keno Hill's Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013 and Mineral Resources for the Lucky Queen, Flame & Moth, Onek and Bermingham projects as of January 3, 2017.

d.	Mineral Resources and Mineral Reserves for the Kutcho project are reported as of June 15, 2017.
e.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
f.	Mineral Resources and Mineral Reserves for the Peñasquito, Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2017.
g.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.
h.
Mineral Resources and Mineral Reserves for the Toroparu project gold are reported as of March 31, 2013, Mineral Resources for the Toroparu project silver are reported as of September 1, 2014 and Mineral Resources for the Sona Hill project gold are reported as of February 22, 2017.

7.
Process recoveries are the average percentage of silver, gold, cobalt or palladium in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Antamina mine - $2.84 per pound copper, $1.00 per pound zinc, $8.00 per pound molybdenum and $19.47 per ounce silver.
b.	Constancia mine - $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.
c.
Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

d.	Lagunas Norte and Veladero mines - $1,200 per ounce gold and $16.50 per ounce silver.
e.	Los Filos mine - $1,200 per ounce gold.
f.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
g.	Minto mine – 0.5% copper cut-off for Open Pit and $64.00 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
h.
Neves-Corvo mine – 1.3% copper cut-off for the copper Mineral Reserves and 5.5% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

i.	Peñasquito mine - $1,200 per ounce gold, $18.00 per ounce silver, $0.90 per pound lead and $1.05 per pound zinc.
j.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $2.75 per pound copper and $11.00 per pound molybdenum.
k.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,200 per ounce gold and $2.86 per pound copper.
l.	San Dimas mine – 3.22 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.
m.	Stillwater mines:
i.	Stillwater mine – combined platinum and palladium cut-offs of 10.29 g/t for Off-shaft areas and 6.86 g/t for Farwest
ii.	East Boulder mine – combined platinum and palladium cut-off of 6.86 g/t
n.	Stratoni mine – 14.3% zinc equivalent cut-off assuming $8.14 per ounce silver, $1.09 per pound lead and $1.23 per pound zinc.
o.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $2.99 per pound copper, $1,300 per ounce platinum, $900 per ounce palladium and $13.61 per pound cobalt.
p.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
q.	Voisey's Bay mines:
i.	Ovoid, Mini Ovoid and SE Extension Mineral Reserves – Cdn $24.04 per tonne assuming $9.07 per pound nickel, $2.86 per pound copper and $12.25 per pound cobalt.
ii.	Reid Brook Mineral Reserves - $275.00 per tonne assuming $9.72 per pound nickel, $3.40 per pound copper and $11.50 per pound cobalt.
iii.	Eastern Deeps Mineral Reserves - $225.00 per tonne assuming $6.35 per pound nickel, $2.81 per pound copper and $18.13 per pound cobalt.
r.	Yauliyacu mine - $18.50 per ounce silver, $2.87 per pound copper, $0.91 per pound lead and $1.13 per pound zinc.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [40]

s.
Zinkgruvan mine – 3.7% zinc equivalent cut-off for the zinc Mineral Reserve and 1.5% copper cut-off for the copper Mineral Reserve, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

t.	777 mine – $1,300 per ounce gold, $18.00 per ounce silver, $2.67 per pound copper and $1.24 per pound zinc.
9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Mineral Resources and 4.0% zinc cut-off for Estação zinc Mineral Resources.
b.	Antamina mine - $3.30 per pound copper $1.30 per pound zinc, $9.50 per pound molybdenum and $20.70 per ounce silver.
c.	Constancia mine – $6.04 per tonne NSR cut-off assuming $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.
d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23,00 per ounce silver, $3.20 per pound copper and $12,50 per pound molybdenum.
e.	Keno Hill mines:
i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
ii.	Lucky Queen, Onek, Flame and Moth and Bermingham – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.95 per pound lead and $1.00 per pound zinc.
iii.	Elsa Tailings project – 50 grams per tonne silver cut-off.
f.	Kutcho project – 1.0% copper cut-off assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.
g.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
h.	Los Filos mine - $1,400 per ounce gold.
i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
j.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.
k.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 3.0% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.
l.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.
m.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.10 per pound zinc.
n.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $2.75 per pound copper and $11.00 per pound molybdenum.
o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,200 per ounce gold and $2.86 per pound copper.
p.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.
q.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.
r.	Stratoni mine – $8.14 per ounce silver, $1.09 per pound lead and $1.23 per pound zinc.
s.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $2.99 per pound copper, $1,300 per ounce platinum, $900 per ounce palladium and $13.61 per pound cobalt.
t.
Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold for the Toroparu project and 0.31 grams per tonne gold cut-off assuming $1,400 per ounce gold for the Sona Hill project.

u.	Voisey's Bay mines:
i.	Reid Brook Mineral Resources - $275.00 per tonne assuming $9.72 per pound nickel, $3.40 per pound copper and $11.50 per pound cobalt.
ii.	SE Extension Mineral Resources - $24.00 per tonne assuming $10.43 per pound nickel, $3.45 per pound copper and $13.00 per pound cobalt.
iii.	Discovery Hill Mineral Resources - $24.81 per tonne assuming $9.53 per pound nickel, $3.13 per pound copper and $12.50 per pound cobalt.
v.	Yauliyacu mine – $18.50 per ounce silver, $2.87 per pound copper and $0.91 per pound lead and $1.13 per pound zinc.
w.
Zinkgruvan mine – 3.7% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

x.	777 mine – $1,300 per ounce gold, $18.00 per ounce silver, $2.67 per pound copper and $1.24 per pound zinc.
10.
The scientific and technical information in these tables regarding the Peñasquito mine, the Antamina mine and the Constancia mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp annual information form filed on March 23, 2018;
b.	Antamina – Glencore's December 31, 2017 Resources and Reserves report (http://www.glencore.com/investors/reports-results/reserves-and-resources); and
c.	Constancia – Hudbay's annual information form for the year ended December 31, 2017 filed on March 29, 2018.
          The Company QP's have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, Antamina mine and Constancia mine, as well as, the Company's Mineral Resource and Mineral Reserve estimates for the Salobo mine.
11.
The Company's attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, and Antamina silver interests, Sudbury gold interests and Voisey's Bay cobalt interests, have been constrained to the production expected for the various contracts.

12.
The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company's discretion.  Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

13.
The Yauliyacu mine silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

14.
Under the terms of the new San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [41]

15.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.
16.
On January 17, 2018, Chile's Superintendencia del Medio Ambiente (SMA) ordered the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. As a result, Barrick has reclassified Pascua-Lama's proven and probable gold reserves as measured and indicated resources.  As a result, Wheaton has also reclassified 151.7 million ounces of silver mineral reserves associated with Pascua-Lama as measured and indicated resources.

17.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
18.
The Company's agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

19.
The Company's agreement with Sandspring is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

20.
The Company's agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver and gold production from the Kutcho project until 5.6 million ounces of silver and 51,000 ounces of gold have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.

21.
With respect to Early Deposit agreements, the Company has the option to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

22.
Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp.'s (Chesapeake) Metates property, located in Mexico.  As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

23.
The Voisey's Bay cobalt purchase agreement provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine.  Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

24.
The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines.  Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

25.
The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002.  Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document.  As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0153
b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0227
26.
Silver, gold and cobalt subject to the precious metal purchase agreements are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver, gold and cobalt Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time of reporting.

Statements made in this section contain forward-looking information. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [42]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:
•	estimated future production as a result of the Salobo Expansion;
•	future payment by Wheaton of consideration for the Salobo Expansion to Vale and the satisfaction of each party's obligations and conditions in accordance with the terms of the Gold Agreement;
•	the receipt by Wheaton of additional gold production in respect of the Salobo Expansion;
•	the receipt by Wheaton of palladium production in respect of the Stillwater PMPA;
•	the demand, uses and supply of palladium;
•	the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey's Bay by Vale;
•	the commencement and timing of delivery of cobalt by Vale under the Voisey's Bay PMPA;
•	the receipt of cobalt by Wheaton in respect of the Voisey's Bay PMPA;
•	Vale's obligations under the development agreement with the Government of Newfoundland and Labrador and the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government;
•	the demand, uses and supply of cobalt;
•	the effect of the SAT legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;
•	the repayment of the Kutcho Convertible Note;
•	the timing of the PLP commercial production in connection with Peñasquito;
•	the ore grade and location of Peñasquito's production in the fourth quarter of 2018;
•	the ability of Barrick to advance the Pascua-Lama project;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo and Peñasquito mines;
•	projected changes to Wheaton's production mix;
•	anticipated increases in total throughput;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [43]

•	Vale does not meet the construction timeline, including anticipated completion, of the Salobo Expansion;
•	Vale is unable to commence, or the timing of delivery of additional gold by Vale is delayed or deferred under the Salobo Expansion;
•	Vale is unable to produce the estimated future production in connection with the Salobo Expansion;
•	Wheaton does not make the expansion payment to Vale or each party does not satisfy its obligations and conditions respect of the Salobo Expansion in accordance with the terms of the Gold Agreement;
•	Vale does not deliver any, or delivers significantly less than anticipated, additional gold under the Salobo Expansion;
•	that each party does not satisfy its obligations in accordance with the terms of the precious metal purchase agreements;
•
the timing of delivery of palladium by Sibanye-Stillwater is delayed or deferred under the Stillwater PMPA or Wheaton is unable to sell its palladium production delivered under the Stillwater PMPA at acceptable prices or at all;

•
the decrease in demand for palladium, the decrease in uses for palladium or the discovery of new supplies of palladium, any or all of which could result in a decrease to the price of palladium or a decrease in the ability to sell palladium;

•	that each party does not satisfy its obligations in accordance with the terms of the Voisey's Bay PMPA;
•	Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey's Bay;
•
Vale is unable to commence, or the timing of delivery of cobalt by Vale is delayed or deferred under the Voisey's Bay PMPA or Wheaton is unable to sell its cobalt production delivered under the Voisey's Bay PMPA at acceptable prices or at all;

•
Vale does not meet its obligations under the development agreement with the Government of Newfoundland and Labrador or the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government;

•
the decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

•
First Majestic being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

•	Kutcho not being able to make payments under the Kutcho Convertible Note;
•	the timing of the PLP commercial production in connection with Peñasquito will be delayed or will not achieve completion;
•	the ore grade and location of Peñasquito's production in the fourth quarter of 2018 will not be as expected;
•
risks related to the satisfaction of each party's obligations in accordance with the terms of Wheaton's precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•
Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements being materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•	the Company not being assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [44]

•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Wheaton;
•	equity price risks related to Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuations in the commodity prices other than silver or gold;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:
•	Vale is able to meet the construction timeline, including anticipated completion, of the Salobo Expansion;
•	Vale is able to commence and meet its timing for delivery of gold under the Salobo Expansion;
•	Vale is able to produce the estimated future production as a result of the Salobo Expansion;
•	that Wheaton will make the expansion payment to Vale and each party will satisfy their obligations and conditions in respect of the Salobo Expansion in accordance with the Gold Agreement;
•	Vale will deliver additional gold under the Salobo Expansion;
•
Sibanye-Stillwater is able to commence and meet its timing for delivery of palladium under the Stillwater PMPA and Wheaton is able to sell palladium production delivered under the Stillwater PMPA at acceptable prices;

•	the demand and uses for palladium will not significantly decrease and the supply of palladium will not significantly increase;
•	Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey's Bay;

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [45]

•
Vale is able to commence and meet its timing for delivery of cobalt under the Voisey's Bay PMPA and Wheaton is able to sell cobalt production delivered under the Voisey's Bay PMPA at acceptable prices;

•	Vale meets its obligations under the development agreement with the Government of Newfoundland and Labrador and the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government;
•	the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;
•	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
•	that the timing of the PLP commercial production in connection with Peñasquito with be as announced by Goldcorp;
•	the ore grade and location of Peñasquito's production in the fourth quarter of 2018 will be as announced by Goldcorp;
•	that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;
•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	that Wheaton will be successful in challenging any reassessment by the CRA;
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton will not change its business as a result of any CRA reassessment;
•	that Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [46]

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [47]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2018	2017	2018	2017
Sales	6	$185,769	$203,034	$597,421	$600,669
Cost of sales
Cost of sales, excluding depletion		$63,202	$58,234	$182,195	$173,506
Depletion	10	64,684	61,852	184,444	185,567
Total cost of sales		$127,886	$120,086	$366,639	$359,073
Gross margin		$57,883	$82,948	$230,782	$241,596
General and administrative [1]	7	8,779	8,793	30,507	25,760
Earnings from operations		$49,104	$74,155	$200,275	$215,836
Gain on disposal of mineral stream interest	10	-	-	(245,715)	-
Other (income) expense	8	1,301	74	1,157	(2,007)
Earnings before finance costs and income taxes		$47,803	$74,081	$444,833	$217,843
Finance costs	16.3	12,877	7,766	27,351	23,120
Earnings before income taxes		$34,926	$66,315	$417,482	$194,723
Income tax (expense) recovery	22	(905)	263	2,805	691
Net earnings		$34,021	$66,578	$420,287	$195,414
Basic earnings per share		$0.08	$0.15	$0.95	$0.44
Diluted earnings per share		$0.08	$0.15	$0.95	$0.44
Weighted average number of shares outstanding
Basic	20	443,634	442,094	443,188	441,790
Diluted	20	444,120	442,476	443,727	442,263
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$1,402	$1,279	$4,045	$3,748

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [48]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2018	2017	2018	2017
Net earnings		$34,021	$66,578	$420,287	$195,414
Other comprehensive income
Items that will not be reclassified to net earnings
(Loss) gain on LTIs¹ - common shares held	15	$(49,846)	$5,671	$(36,311)	$16,709
Deferred income tax recovery (expense) related to LTIs¹ - common shares held	22	870	(287)	(2,821)	(744)
Total other comprehensive (loss) income		$(48,976)	$5,384	$(39,132)	$15,965
Total comprehensive (loss) income		$(14,955)	$71,962	$381,155	$211,379

1)	LTIs – long-term investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [49]

Condensed Interim Consolidated Balance Sheets

	Note	As at September 30	As at December 31
(US dollars in thousands - unaudited)		2018	2017
Assets
Current assets
Cash and cash equivalents		$119,373	$98,521
Accounts receivable	9	1,099	3,194
Other		2,655	1,700
Total current assets		$123,127	$103,415
Non-current assets
Mineral stream interests	10	$6,224,128	$5,423,277
Early deposit mineral stream interests	11	30,244	21,722
Mineral royalty interest	12	9,107	9,107
Long-term equity investments	15	168,427	95,732
Investment in associates	13	2,621	2,994
Convertible note receivable	14	13,560	15,777
Other		14,804	11,289
Total non-current assets		$6,462,891	$5,579,898
Total assets		$6,586,018	$5,683,313
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$13,346	$12,118
Current portion of performance share units	19.1	1,951	-
Other		22	25
Total current liabilities		$15,319	$12,143
Non-current liabilities
Bank debt	16.1	$1,380,500	$770,000
Deferred income taxes	22	106	76
Performance share units	19.1	2,905	1,430
Total non-current liabilities		$1,383,511	$771,506
Total liabilities		$1,398,830	$783,649
Shareholders' equity
Issued capital	17	$3,495,739	$3,472,029
Reserves	18	10,734	77,007
Retained earnings		1,680,715	1,350,628
Total shareholders' equity		$5,187,188	$4,899,664
Total liabilities and shareholders' equity		$6,586,018	$5,683,313
Commitments and contingencies	16, 23

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [50]

Condensed Interim Consolidated Statements of Cash Flows
		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2018	2017	2018	2017
Operating activities
Net earnings		$34,021	$66,578	$420,287	$195,414
Adjustments for
Depreciation and depletion		64,974	62,096	185,206	186,298
Gain on disposal of mineral stream interest	10	-	-	(245,715)	-
Interest expense	16.3	11,806	6,361	23,055	19,215
Equity settled stock based compensation		1,402	1,279	4,045	3,748
Performance share units	19.1	(85)	(38)	3,415	(496)
Deferred income tax expense (recovery)	22	881	(279)	(2,880)	(985)
Loss on fair value adjustment of share purchase warrants held	15	12	-	123	-
Share in losses of associate	13	172	-	373	-
Fair value adjustment on convertible note receivable	14	927	-	2,217	-
Investment income recognized in net earnings		(109)	(93)	(611)	(256)
Other		(1,322)	(233)	(809)	(966)
Change in non-cash working capital	21	2,983	(234)	(1,911)	(9,162)
Cash generated from operations before interest paid and received		$115,662	$135,437	$386,795	$392,810
Interest paid		(7,395)	(6,394)	(18,450)	(19,296)
Interest received		146	78	608	211
Cash generated from operating activities		$108,413	$129,121	$368,953	$373,725
Financing activities
Bank debt repaid	16.1	$(28,000)	$(99,000)	$(214,000)	$(339,000)
Bank debt drawn	16.1	452,000	-	824,500	-
Credit facility extension fees	16.1	-	(6)	(1,205)	(1,311)
Share purchase options exercised	18.2	-	-	1,027	1,002
Dividends paid	17.2	(33,873)	(36,663)	(98,462)	(88,771)
Cash (used for) generated from financing activities		$390,127	$(135,669)	$511,860	$(428,080)
Investing activities
Mineral stream interests	10	$(506,171)	$-	$(1,116,406)	$-
Early deposit mineral stream interests	11	(4,254)	(5)	$(8,712)	$(899)
Net proceeds on disposal of mineral stream interests	10	(4,000)	-	226,000	1,022
Acquisition of long-term investments	15	(4,847)	-	(5,863)	-
Proceeds on disposal of long-term investments	15	47,734	-	47,734	-
Dividend income received		20	15	60	45
Other		(664)	(116)	(3,089)	(202)
Cash used for investing activities		$(472,182)	$(106)	$(860,276)	$(34)
Effect of exchange rate changes on cash and cash equivalents		$354	$(11)	$315	$4
Increase (decrease) in cash and cash equivalents		$26,712	$(6,665)	$20,852	$(54,385)
Cash and cash equivalents, beginning of period		92,661	76,575	98,521	124,295
Cash and cash equivalents, end of period		$119,373	$69,910	$119,373	$69,910
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [51]

Condensed Interim Consolidated Statements of Shareholders' Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2017	441,456	$3,445,914	$83,077	$26,063	$3,669	$(57,508)	$55,301	$1,438,773	$4,939,988
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$128,836	$128,836
OCI [1]		-	-	-	-	10,581	10,581	-	10,581
Total comprehensive income		$-	$-	$-	$-	$10,581	$10,581	$128,836	$139,417
DIT [1] recovery (expense)		$(39)	$-	$-	$-	$-	$-	$-	$(39)
SBC [1] expense		-	-	1,662	807	-	2,469	-	2,469
Options [1] exercised	53	1,237	-	(236)	-	-	(236)	-	1,001
RSUs [1] released	21	483	-	-	(483)	-	(483)	-	-
Dividends (Note 17.2)	475	9,724	-	-	-	-	-	(61,832)	(52,108)
At June 30, 2017	442,005	$3,457,319	$83,077	$27,489	$3,993	$(46,927)	$67,632	$1,505,777	$5,030,728
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$66,578	$66,578
OCI [1]		-	-	-	-	5,384	5,384	-	5,384
Total comprehensive income		$-	$-	$-	$-	$5,384	$5,384	$66,578	$71,962
DIT [1] recovery (expense)		(1)	$-	$-	$-	$-	$-	$-	$(1)
SBC [1] expense		-	-	681	598	-	1,279	-	1,279
Dividends (Note 17.2)	373	7,538	-	-	-	-	-	(44,201)	(36,663)
At September 30, 2017	442,378	$3,464,856	$83,077	$28,170	$4,591	$(41,543)	$74,295	$1,528,154	$5,067,305
Total comprehensive income
Net loss		$-	$-	$-	$-	$-	$-	$(137,712)	$(137,712)
OCI [1]		-	-	-	-	1,496	1,496	-	1,496
Total comprehensive income (loss)		$-	$-	$-	$-	$1,496	$1,496	$(137,712)	$(136,216)
DIT [1] recovery (expense)		$105	$-	$-	$-	-	$-	$-	$105
SBC [1] expense		-	-	694	609	-	1,303	-	1,303
Options [1] exercised	18	394	-	(65)	-	-	(65)	-	329
RSUs [1] released		22	-	-	(22)	-	(22)	-	-
Dividends	328	6,652	-	-	-	-	-	(39,814)	(33,162)
At December 31, 2017	442,724	$3,472,029	$83,077	$28,799	$5,178	$(40,047)	$77,007	$1,350,628	$4,899,664
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$386,265	$386,265
OCI [1]		-	-	-	-	9,844	9,844	-	9,844
Total comprehensive income		$-	$-	$-	$-	$9,844	$9,844	$386,265	$396,109
DIT [1] recovery (expense)		$(89)	$-	$-	$-	$-	$-	$-	$(89)
SBC [1] expense		-	-	1,235	1,408	-	2,643	-	2,643
Options [1] exercised	47	1,076	-	(198)	-	-	(198)	-	878
RSUs [1] released	70	1,477	-	-	(1,477)	-	(1,477)	-	-
Dividends (Note 17.2)	719	15,150	-	-	-	-	-	(79,740)	(64,590)
At June 30, 2018	443,560	$3,489,643	$83,077	$29,836	$5,109	$(30,203)	$87,819	$1,657,153	$5,234,615
Total comprehensive income (loss)
Net earnings		$-	$-	$-	$-	$-	$-	$34,021	$34,021
OCI [1]		-	-	-	-	(48,976)	(48,976)	-	(48,976)
Total comprehensive income (loss)		$-	$-	$-	$-	$(48,976)	$(48,976)	$34,021	$(14,955)
SBC [1] expense		$-	$-	$587	$815	$-	$1,402	$-	$1,402
RSUs [1] released	2	49	-	-	(49)	-	(49)	-	-
Dividends (Note 17.2)	397	6,047	-	-	-	-	-	(39,921)	(33,874)
Realized gain on disposal of LTIs ¹ (Note 15)		-	-	-	-	(29,462)	(29,462)	29,462	-
At September 30, 2018	443,959	$3,495,739	$83,077	$30,423	$5,875	$(108,641)	$10,734	$1,680,715	$5,187,188
1) Definitions as follows: "OCI" = Other Comprehensive Income (Loss); "SBC" = Equity Settled Stock Based Compensation; "Options" = Share Purchase Options; "RSUs" = Restricted Share Units; "DIT" = Deferred Income Taxes; "LTI's" = Long-Term Investments; "Warrants" = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a mining company which generates its revenue primarily from the sale of precious metals. Wheaton Precious Metals Corp. ("Wheaton" or the "Company"), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt ("precious metal purchase agreements" or "PMPA") relating to 19 mining assets which are currently operating, 9 which are at various stages of development and 2 which have been placed in care and maintenance, located in 11 countries. Pursuant to the precious metal purchase agreements, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2018 were authorized for issue as of November 14, 2018 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation
These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States ("US") dollars, which is the Company's functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000's) unless otherwise noted. References to "Cdn$" refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2017 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2018 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Significant Accounting Policies
3.1.	New Accounting Standards Effective in 2018
IFRS 9 – Financial Instruments (amended 2014):
On January 1, 2018, the Company adopted IFRS 9 (2014) – Financial Instruments (amended 2014) ("IFRS 9 (2014)"). The Company had previously adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The adoption of IFRS 9 (2014) did not materially impact the accounting policies and methods of application relative to the Company's financial instruments.

IFRS 15 – Revenue from Contracts with Customers:
On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 requires entities to recognize revenue when 'control' of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the 'risks and rewards' of the goods or services transfer to the customer.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

The Company concluded that there is no change in the timing of revenue recognition of its silver and gold credit sales and its silver and gold concentrate sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of the silver and gold and the transfer of control of the silver and gold occur at the same time. As such, no adjustment was required to the Company's consolidated financial statements as at January 1, 2017 or for the year ended December 31, 2017. Additionally, IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity of concentrate sold under the terms of the concentrate sales contracts are not significant and do not constrain the recognition of revenue.

3.2.	Future Changes in Accounting Policies
The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2019:
•
IFRS 16 – Leases: In January 2016, the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact of this standard and anticipates that upon adoption of this standard, its leases will be capitalized under the classification Right-of-Use Assets, with a corresponding liability for Leases Payable. The total amount to be capitalized is estimated to be $3 million. The Company also expects a reduction in operating cash outflows of approximately $1 million per annum upon the adoption of IFRS 16, with a corresponding increase in financing cash outflows. Lastly, the Company does not anticipate the adoption of this standard will have a material impact on its Consolidated Statement of Earnings.

•
IFRIC 23 – Uncertainty over Income Tax Treatments: In June 2017, the IASB issued IFRIC 23 which is effective for periods beginning on or after January 1, 2019. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The extent of the impact of the adoption of IFRIC 23 has not yet been determined.

Early adoption of the above standards is permitted.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company's condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty
4.1.	Attributable Reserve, Resource and Exploration Potential Estimates
Mineral stream interests are significant assets of the Company, with a carrying value of $6.3 billion at September 30, 2018. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's mineral stream interests and depletion charges.

4.2.	Depletion
The Company's mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets
The Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of silver and gold has been extremely volatile over the past several years and for the past few months have been depressed. Should price levels remain at current levels for an extended period of time or decline further, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment. Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation
The Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs"). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 18.2, 18.3, and 19.1, respectively.

4.5.	Valuation of Convertible Note Receivable
As more fully described in Note 14, the Company measures its convertible note receivable with Kutcho Copper Corp. at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as rate of interest prevailing at the balance sheet date for instruments of similar term and risk, expected dividend yield, expected volatility and expected remaining life of the convertible note receivable.

4.6.	Valuation of Minto Derivative Liability
As more fully described in Note 5.3, the Company's Minto PMPA has a pricing mechanism whereby there is an increase to the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as long-term price of copper, recoverable ounces of gold and operating performance.

4.7.	Contingencies
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 23. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

Critical Accounting Judgments
4.8.	Functional Currency
The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities' revenues are denominated in US dollars;
•	The entities' cash cost of sales are denominated in US dollars;
•	The majority of the entities' cash is held in US dollars; and
•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.9.	Significant Influence over Kutcho
Note 13 describes Kutcho Copper Corp. ("Kutcho") as an associate though the Company only owns a 13% ownership interest in Kutcho. The Company has determined it has significant influence over Kutcho by virtue of the convertible instruments of Kutcho that the Company owns.

4.10.	Income Taxes
The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the mining operations are located or to which shipments of metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. Refer to Note 23 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The estimates and assumptions are consistent with those used in testing asset impairment of precious metal purchase agreements. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.	Fair Value Measurements
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	September 30, 2018
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$119,373	$119,373	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	228	-	228	-
Long-term investments - common shares held	168,426	168,426	-	-
Long-term investments - warrants held	1	-	1	-
Convertible note receivable	13,560	-	-	13,560
	$301,588	$287,799	$229	$13,560

	December 31, 2017
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$98,521	$98,521	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	1,398	-	1,398	-
Long-term investments - common shares held	95,608	95,608	-	-
Long-term investments - warrants held	124	-	124	-
Convertible note receivable	15,777	-	-	15,777
	$211,428	$194,129	$1,522	$15,777

Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company's bank debt (Note 16.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents
The Company's cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held
The Company's long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates
The Company's trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

Long-Term Investments in Warrants Held
The fair value of the Company's long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company's results.

5.3.	Valuation Techniques for Level 3 Assets

Convertible Note Receivable
The fair value of the Kutcho Convertible Note receivable (Note 14), which is not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable.

As the expected volatility and market interest rate are not observable inputs, the Kutcho Convertible Note receivable is classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

Management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 16% and has used an implied volatility of 30% in valuing the convertibility feature. Holding all other variables constant, a fluctuation in interest rates of 1% would have impacted the valuation by approximately $0.5 million while a fluctuation in the implied volatility used of 1% would have impacted the valuation by approximately $50,000.

Minto Derivative Liability
In October 2017, in order to incentivize Capstone Mining Corp. ("Capstone") to extend the Minto mine life, the Company agreed to amend the Minto PMPA. The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At September 30, 2018 and December 31, 2017, the Company estimated the fair value of this derivative liability to be $NIL. As per Capstone's news release dated October 11, 2018, Capstone has elected to place the Minto mine on care and maintenance while they seek alternatives to preserve and maximize the value of the Minto mine.

6.	Revenue

	Three Months Ended September 30				Nine Months Ended September 30
(in thousands)	2018		2017		2018		2017
Sales
Silver
Silver credit sales	$60,092	32%	$87,411	43%	$242,202	40%	$257,640	43%
Concentrate sales	14,163	8%	9,715	5%	36,867	6%	39,465	7%
	$74,255	40%	$97,126	48%	$279,069	46%	$297,105	50%
Gold
Gold credit sales	$107,059	57%	$99,857	49%	$308,604	52%	$277,051	46%
Concentrate sales	953	1%	6,051	3%	6,246	1%	26,513	4%
	$108,012	58%	$105,908	52%	$314,850	53%	$303,564	50%
Palladium
Palladium credit sales	$3,502	2%	$-	0%	$3,502	1%	$-	0%
Total sales revenue	$185,769	100%	$203,034	100%	$597,421	100%	$600,669	100%

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

Silver, Gold and Palladium Credit Sales
Under certain precious metal purchase agreements, silver, gold and/or palladium is acquired from the mine operator in the form of silver, gold or palladium credits, which is then sold through a network of third party brokers or dealers. Revenue from silver, gold and palladium credit sales is recognized at the time of the sale of such credits, which is also the date that control of the silver, gold or palladium is transferred to the customer.

The Company will occasionally enter into forward contracts in relation to silver, gold or palladium deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at September 30, 2018 or December 31, 2017. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver, gold or palladium.

Concentrate Sales
Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the silver or gold is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

7.	General and Administrative

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2018	2017	2018	2017
Salaries and benefits
Salaries and benefits, excluding PSUs		$3,275	$3,309	$10,324	$9,654
PSUs [1]	19.1	(85)	(38)	3,414	(496)
Total salaries and benefits		$3,190	$3,271	$13,738	$9,158
Depreciation		289	244	763	731
Donations		672	521	1,811	1,352
Professional fees		693	1,152	2,569	3,025
Other		2,533	2,326	7,581	7,746
Cash settled general and administrative		$7,377	$7,514	$26,462	$22,012
Equity settled stock based compensation [2]
Stock options	18.2	$587	$682	$1,822	$2,343
RSUs	18.3	815	597	2,223	1,405
Total equity settled stock based compensation		$1,402	$1,279	$4,045	$3,748
Total general and administrative		$8,779	$8,793	$30,507	$25,760

1)
The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 83% during the three and nine months ended September 30, 2018 as compared to 12% during the comparable periods of 2017.

2)	Equity settled stock based compensation is a non-cash expense.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

8.	Other (Income) Expense

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Interest income	$(90)	$(78)	$(552)	$(210)
Dividend income	(20)	(15)	(59)	(45)
Proceeds relative to the Mercator Minerals bankruptcy	-	-	-	(1,022)
Guarantee fees - Primero Revolving Credit Facility	-	-	(858)	-
Fees for contract amendments and reconciliations	-	-	(248)	(989)
Share of losses of associate	172	-	373	-
Foreign exchange loss	300	163	156	248
Loss on fair value adjustment of share purchase warrants held	12	-	123	-
Loss on fair value adjustment of Kutcho Convertible Note	927	-	2,217	-
Other	-	4	5	11
Total other (income) expense	$1,301	$74	$1,157	$(2,007)

Proceeds relative to the Mercator Minerals bankruptcy
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States (the "Mercator Bankruptcy"). This silver interest was fully written off during the year ended December 31, 2014 and as such further proceeds, if any, will be recognized as a component of net earnings.

Guarantee fees - Primero Revolving Credit Facility
On March 30, 2017, Wheaton provided a guarantee to the lenders under Primero Mining Corp.'s ("Primero") previously outstanding revolving credit facility for which Primero paid a fee of 5% per annum (the "Guarantee"). The Guarantee was cancelled on May 10, 2018, being the date First Majestic Silver Corp. ("First Majestic") completed the acquisition of all of the issued and outstanding common shares of Primero.

9.	Accounts Receivable

		September 30	December 31
(in thousands)	Note	2018	2017
Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$228	$1,398
Other accounts receivables		871	1,796
Total accounts receivable		$1,099	$3,194

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

10.	Mineral Stream Interests

Nine Months Ended September 30, 2018
Cost					Accumulated Depletion & Impairment [1]				Carrying Amount Sep 30, 2018
(in thousands)	Balance Jan 1, 2018	Additions	Disposal	Balance Sep 30, 2018	Balance Jan 1, 2018	Depletion	Disposal	Balance Sep 30, 2018
Silver interests
San Dimas	$190,331	$-	$(190,331)	$-	$(55,469)	$(3,576)	$59,045	$-	$-
Peñasquito	524,626	-	-	524,626	(121,376)	(11,865)	-	(133,241)	391,385
Antamina	900,343	-	-	900,343	(142,705)	(36,250)	-	(178,955)	721,388
Constancia	302,948	-	-	302,948	(41,145)	(11,079)	-	(52,224)	250,724
Other [2]	1,282,837	131	-	1,282,968	(759,702)	(16,913)	-	(776,615)	506,353
	$3,201,085	$131	$(190,331)	$3,010,885	$(1,120,397)	$(79,683)	$59,045	$(1,141,035)	$1,869,850
Gold interests
Sudbury [3]	$623,864	$-	-	$623,864	$(243,876)	$(9,657)	-	$(253,533)	$370,331
Salobo	3,059,876	-	-	3,059,876	(251,144)	(73,573)	-	(324,717)	2,735,159
Constancia	136,058	-	-	136,058	(14,007)	(3,141)	-	(17,148)	118,910
San Dimas	-	220,428	-	220,428	-	(7,513)	-	(7,513)	212,915
Stillwater	-	239,125	-	239,125	-	(1,092)	-	(1,092)	238,033
Other [4]	402,232	-	-	402,232	(370,414)	(8,090)	-	(378,504)	23,728
	$4,222,030	$459,553	$-	$4,681,583	$(879,441)	$(103,066)	$-	$(982,507)	$3,699,076
Palladium interests
Stillwater	$-	$263,491	-	$263,491	$-	$(1,695)	-	$(1,695)	$261,796
Cobalt interests
Voisey's Bay	$-	$393,406	-	$393,406	$-	$-	-	$-	$393,406
	$7,423,115	$1,116,581	$(190,331)	$8,349,365	$(1,999,838)	$(184,444)	$59,045	$(2,125,237)	$6,224,128

1)
Includes cumulative impairment charges to September 30, 2018 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)
Comprised of the currently owned Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests in addition to the Lagunas Norte, Pierina and Veladero silver interests, all of which expired on March 31, 2018.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

Year Ended December 31, 2017
Cost					Accumulated Depletion & Impairment [1]					Carrying Amount Dec 31, 2017
(in thousands)	Balance Jan 1, 2017	Reductions²	Disposal³	Balance Dec 31, 2017	Balance Jan 1, 2017	Depletion	Disposal³	Impairment	Balance Dec 31, 2017
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(49,756)	$(5,713)	$-	$-	$(55,469)	$134,862
Peñasquito	524,626	-	-	524,626	(106,549)	(14,827)	-	-	(121,376)	403,250
Antamina	900,343	-	-	900,343	(84,537)	(58,168)	-	-	(142,705)	757,638
Constancia	302,948	-	-	302,948	(26,977)	(14,168)	-	-	(41,145)	261,803
Other [3]	1,329,731	(4,935)	(41,959)	1,282,837	(544,161)	(28,820)	41,959	(228,680)	(759,702)	523,135
	$3,247,979	$(4,935)	$(41,959)	$3,201,085	$(811,980)	$(121,696)	$41,959	$(228,680)	$(1,120,397)	$2,080,688
Gold interests
Sudbury [4]	$623,864	$-	$-	$623,864	$(222,329)	$(21,547)	$-	$-	$(243,876)	$379,988
Salobo	3,059,876	-	-	3,059,876	(155,041)	(96,103)	-	-	(251,144)	2,808,732
Constancia	136,058	-	-	136,058	(10,388)	(3,619)	-	-	(14,007)	122,051
Other [5]	402,232	-	-	402,232	(350,999)	(19,415)	-	-	(370,414)	31,818
	$4,222,030	$-	$-	$4,222,030	$(738,757)	$(140,684)	$-	$-	$(879,441)	$3,342,589
	$7,470,009	$(4,935)	$(41,959)	$7,423,115	$(1,550,737)	$(262,380)	$41,959	$(228,680)	$(1,999,838)	$5,423,277

1)
Includes cumulative impairment charges to December 31, 2017 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)
On March 29, 2017, the Company amended its silver purchase agreement with Alexco Resource Corp. ("Alexco") to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017, Alexco issued 3 million shares to Wheaton which had a fair value of $5 million. The fair value of these shares have been reflected as a reduction to the cost base of the Keno Hill silver interest.

3)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests. The Cozamin PMPA expired on April 4, 2017 and the fully depleted value of this contract has been reflected as a disposal.

4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
5)	Comprised of the Minto, Rosemont and 777 gold interests.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2018			December 31, 2017
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Silver interests
San Dimas	$-	$-	$-	$38,110	$96,752	$134,862
Peñasquito	286,857	104,528	391,385	293,968	109,282	403,250
Antamina	364,990	356,398	721,388	380,738	376,900	757,638
Constancia	235,476	15,248	250,724	240,950	20,853	261,803
Other [1]	91,170	415,183	506,353	90,366	432,769	523,135
	$978,493	$891,357	$1,869,850	$1,044,132	$1,036,556	$2,080,688
Gold interests
Sudbury [2]	$311,909	$58,422	$370,331	$315,421	$64,567	$379,988
Salobo	2,200,390	534,769	2,735,159	2,224,133	584,599	2,808,732
Constancia	109,767	9,143	118,910	112,432	9,619	122,051
San Dimas	106,141	106,774	212,915	-	-	-
Stillwater	211,202	26,831	238,033	-	-	-
Other [3]	23,728	-	23,728	31,818	-	31,818
	$2,963,137	$735,939	$3,699,076	$2,683,804	$658,785	$3,342,589
Palladium interests
Stillwater	$250,437	$11,359	$261,796	$-	$-	$-
Cobalt interests
Voisey's Bay	$-	$393,406	$393,406	$-	$-	$-
	$4,192,067	$2,032,061	$6,224,128	$3,727,936	$1,695,341	$5,423,277

1)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests. The Cozamin PMPA expired on April 4, 2017 while the Lagunas Norte, Pierina and Veladero silver interests expired on March 31, 2018.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.

Termination of the San Dimas Silver Interest and Acquisition of the San Dimas Gold Interest
On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. ("Goldcorp") to acquire an amount equal to 100% of the silver produced by Goldcorp's Luismin mining operations in Mexico, including the San Dimas mine. On August 6, 2010, Goldcorp completed the sale of San Dimas to Primero, and pursuant to the amended silver purchase agreement with Primero (the "San Dimas SPA"), the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. Goldcorp also provided a guarantee with respect to the delivery by Primero of all silver produced and owing to the Company until 2029 (the "Goldcorp Guarantee").

On May 10, 2018, First Majestic completed the previously disclosed acquisition of all the issued and outstanding common shares of Primero (the "Acquisition"). In connection with the Acquisition, on May 10, 2018, the Company terminated the San Dimas SPA and entered into a new precious metal purchase agreement with First Majestic relating to the San Dimas mine (the "San Dimas PMPA").

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

As consideration for terminating the San Dimas SPA, the Company received a cash payment of $220 million and 20,914,590 First Majestic common shares with a fair value of $151 million (the "First Majestic Shares1"), and the Goldcorp Guarantee was terminated in exchange for a payment of $10 million, with the net result being that the Company has reflected a gain on disposal of the San Dimas SPA in the amount of $246 million, calculated as follows:

(in thousands)
Cash received	$220,000
Fair value of First Majestic shares received	151,000
Fee from Goldcorp in exchange for release from the guarantee of deliveries relative to San Dimas	10,000
Total net proceeds from the disposal of the San Dimas SPA	$381,000
Less: carrying value plus closing costs	(135,285)
Gain on disposal of the San Dimas SPA	$245,715

Under the terms of the new San Dimas PMPA, for which the Company paid total upfront cash consideration of $220 million, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1.2 In addition to the $220 million upfront cash payment, the Company will make ongoing payments of $600 per gold ounce delivered.

Acquisition of the Voisey's Bay Cobalt Interest
On June 11, 2018, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of cobalt equal to 42.4% of the cobalt production from its Voisey's Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. In addition, Wheaton will make ongoing payments of 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until such time as the upfront cash payment is reduced to $NIL and 22% of the spot price of cobalt thereafter.  Payable rates for cobalt in concentrate have generally been fixed at 93.3%. Deliveries under the contract are scheduled to begin effective January 1, 2021.

Acquisition of the Stillwater Gold and Palladium Interest
On July 16, 2018, the Company entered into an agreement with Sibanye Gold Limited ("Sibanye-Stillwater") to acquire an amount of gold and palladium equal to a fixed percentage of production from the Stillwater and East Boulder mines located in Montana in the United States (collectively referred to as the "Stillwater" mines) for a total upfront cash payment of $500 million. The Company is entitled to the attributable gold production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99% for gold and 99.6% for palladium.

Under the terms of the agreement, the Company has acquired an amount of gold equal to 100% of the gold production for the life of the mine and an amount of palladium equal to 4.5% of the palladium production until 375,000 ounces of palladium have been delivered to Wheaton, after which the Company's entitlement will be reduced to 2.25% of the palladium production until 550,000 ounces of palladium have been delivered to Wheaton, after which the Company's entitlement will be reduced to 1.00% of the palladium production for the life of mine.

In addition to the initial upfront cash consideration, the Company will make ongoing payments of 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the agreement until the net market value of gold and palladium delivered to Wheaton exceeds the initial upfront cash deposit, and 22% of the spot price thereafter3.

1 The First Majestic Shares represent approximately 11% of First Majestic's current issued and outstanding shares and are subject to resale restrictions, including a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter.
2 If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.
3 The production payment is subject to further downward adjustment based upon Sibanye-Stillwater's leverage ratios.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

11.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 23 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Silver	Gold	Term of Agreement
Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	50%	10%	Life of Mine
Cotabambas	Panoro	Peru	7,000	133,000	140,000	100% ³	25% ³	Life of Mine
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100% ⁴	100% ⁴	Life of Mine
			$29,500	$329,000	$358,500
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 23 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.

12.	Mineral Royalty Interest
On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties located in Mexico from Chesapeake Gold Corp. ("Chesapeake") for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

13.	Investment in Associate
Kutcho
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement (Note 11), the Company participated in an equity financing undertaken by Kutcho acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million). Additionally, the Company advanced to Kutcho $16 million (Cdn$20 million) in exchange for a subordinated secured convertible term debt loan agreement receivable bearing interest at 10% per annum (the "Kutcho Convertible Note") (see Note 14).

As at July 31, 2018, Kutcho had 47,947,628 shares issued and outstanding, resulting in Wheaton owning approximately 13% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 36% of Kutcho (45% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho's profit or loss based on Wheaton's ownership interest in Kutcho on a non-diluted basis. As Kutcho's fiscal year end is April 30, Wheaton has reported its share of Kutcho's loss relative to Kutcho's first quarter ended July 31, 2018, which represents the last period publicly reported by Kutcho as at the date these financial statements were authorized for issue.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

A summary of the carrying value of the Kutcho Investment in Associate and the losses recognized as a component of the Company's net earnings during 2018 is presented below:

Share of Associate Losses Included in Net Earnings
(in thousands)	Carrying Amount at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Carrying amount at Dec 31, 2017
Investment in Associate - Kutcho	$ 2,621	$ (172)	$ (373)	$ 2,994

14.	Convertible Note Receivable
Kutcho
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho's option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company's net earnings during the three and nine months ended September 30, 2018 is presented below:

Fair Value Adjustment Loss Included in Net Earnings
(in thousands)	Fair Value at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Fair Value at Dec 31, 2017
Convertible Note Receivable - Kutcho	$ 13,560	$ (927)	$ (2,217)	$ 15,777

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

15.	Long-Term Equity Investments

	September 30	December 31
(in thousands)	2018	2017
Common shares held	$168,426	$95,608
Warrants held	1	124
	$168,427	$95,732

Common Shares Held

		Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal
(in thousands)	Fair Value at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Fair Value at Dec 31, 2017
Bear Creek	$ 13,628	$ (4,201)	$ (7,729)	$ -	$ 21,358
Sabina	10,846	(2,660)	(10,325)	-	21,171
Arizona Mining	-	954	20,153	34,060	27,581
First Majestic	118,794	(40,784)	(32,205)	-	-
Other	25,158	(3,155)	(6,205)	-	25,498
Total common shares held	$ 168,426	$ (49,846)	$ (36,311)	$ 34,060	$ 95,608

		Fair Value Adjustment Gains (Losses) Included in OCI
(in thousands)	Fair Value at Sep 30, 2017	Three Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2017
Bear Creek	$ 21,788	$ 323	$ (1,429)
Sabina	20,719	2,687	12,179
Arizona Mining	24,279	2,317	6,031
Other	19,479	344	(72)
Total common shares held	$ 86,265	$ 5,671	$ 16,709
Warrants Held

Fair Value Adjustment Gain (Loss) Included in Net Earnings
(in thousands)	Fair Value at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Fair Value at Dec 31, 2017
Warrants held - Kutcho	$ 1	$ (12)	$ (123)	$ 124

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Acquisitions of Long-Term Investments
In connection with the termination of the San Dimas SPA (Note 10), on May 10, 2018, the Company received 20,914,590 First Majestic common shares with a fair value of $151 million1.

On April 25, 2018, the Company made a strategic investment of $1 million by participating in a private placement undertaken by Tradewind Markets, Inc. ("Tradewind"), a financial technology company that uses blockchain to speed up and streamline digital gold trading.

On July 17, 2018, the Company acquired 7,093,392 common shares of Adventus Zinc Corporation ("Adventus") in a private placement transaction, for total consideration of Cdn$6 million, representing 9.99% of Adventus' issued and outstanding common shares. Concurrently, the Company paid an additional Cdn$1 million to acquire a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador (the "Adventus ROFR").

The shares of Tradewind and Adventus have been classified as part of the Other long-term investments in these financial statements, while the Adventus ROFR has been classified as a component of Other non-current assets on the balance sheet.

Disposal of Long-Term Investments
On August 10, 2018, South32 Limited announced that it had completed its acquisition of all the issued and outstanding common shares of Arizona Mining Inc. ("Arizona Mining"), which resulted in a disposition of the Company's investment in Arizona Mining for total proceeds of Cdn$62 million ($48 million), and a realized gain of $34 million.

16.	Credit Facilities
16.1.	Bank Debt

	September 30	December 31
(in thousands)	2018	2017
Current portion	$-	$-
Long-term portion	1,380,500	770,000
Gross bank debt outstanding [1]	$1,380,500	$770,000

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

On February 27, 2018, the term of the Company's $2 billion revolving term loan ("Revolving Facility") was extended by an additional year, with the facility now maturing on February 27, 2023. The Company incurred fees of $1.2 million in relation to this extension.

The Company's Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at September 30, 2018.

At the Company's option, amounts drawn under the Revolving Facility incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia's Base Rate plus 0.20% to 1.20%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company's leverage ratio.

1 The First Majestic Shares represent approximately 11% of First Majestic's current issued and outstanding shares and are subject to resale restrictions, including a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

16.2.	Letters of Guarantee
As more fully disclosed in Note 23, on March 15, 2016, the Company entered into a letter of guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of $148 million (Cdn$192 million). On March 15, 2017 and 2018, additional letters of guarantee in the amount of $8 million (Cdn$11 million) and $8 million (Cdn$10 million), respectively, were delivered to the Canada Revenue Agency ("CRA") as security for additional estimated interest for the respective following year. The letters of guarantee, which renew annually and have no set expiry date, carry an annual fee of 100 basis points.

16.3.	Finance Costs
A summary of the Company's finance costs relative to the above facilities during the period is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Interest Expense During Period
Average principle outstanding during period	$1,309,933	$925,877	$894,989	$1,019,081
Average effective interest rate during period	3.61%	2.75%	3.43%	2.51%
Total interest expense incurred during period	$11,806	$6,360	$23,055	$19,214
Costs related to undrawn credit facilities	654	993	3,072	2,739
Letter of guarantee	417	413	1,224	1,167
Total finance costs	$12,877	$7,766	$27,351	$23,120

17.	Issued Capital

	Note	September 30	December 31
(US dollars in thousands)		2018	2017
Issued capital
Share capital issued and outstanding: 443,959,043 common shares (December 31, 2017: 442,724,309 common shares)	17.1	$3,495,739	$3,472,029

17.1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at September 30, 2018, the Company had no preference shares outstanding.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

A continuity schedule of the Company's issued and outstanding common shares from January 1, 2017 to September 30, 2018 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2017	441,456,217
Share purchase options exercised [1]	53,050	Cdn$25.15
Restricted share units released [1]	20,750	$0.00
Dividend reinvestment plan [2]	475,387	US$20.46
At June 30, 2017	442,005,404
Dividend reinvestment plan [2]	372,426	US$20.24
At September 30, 2017	442,377,830
Restricted share units released [1]	1,225	US$0.00
Share purchase options exercised [1]	17,550	Cdn$23.87
Dividend reinvestment plan [2]	327,704	US$20.30
At December 31, 2017	442,724,309
Share purchase options exercised [1]	46,800	Cdn$24.28
Restricted share units released [1]	70,360	$0.00
Dividend reinvestment plan [2]	718,453	US$21.09
At June 30, 2018	443,559,922
Restricted share units released [1]	2,585	$0.00
Dividend reinvestment plan [2]	396,536	US$15.25
At September 30, 2018	443,959,043

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

17.2.	Dividends Declared

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Dividends declared per share	$0.09	$0.10	$0.27	$0.24
Average number of shares eligible for dividend	443,562	442,005	443,185	441,802
Total dividends paid	$39,921	$44,201	$119,660	$106,033
Paid as follows:
Cash	$33,873	$36,663	$98,462	$88,771
DRIP [2]	6,048	7,538	21,198	17,262
Total dividends paid	$39,921	$44,201	$119,660	$106,033
Shares issued under the DRIP	396,536	372,426	1,114,989	847,813

1)	US dollars in thousands, except per share amounts.
2)
The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

3)	As at September 30, 2018, cumulative dividends of $878 million have been declared and paid by the Company.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

18.	Reserves

	Note	September 30	December 31
(in thousands)		2018	2017
Reserves
Share purchase warrants	18.1	$83,077	$83,077
Share purchase options	18.2	30,423	28,799
Restricted share units	18.3	5,875	5,178
Long-term investment revaluation reserve, net of tax	18.4	(108,641)	(40,047)
Total reserves		$10,734	$77,007

18.1.	Share Purchase Warrants
The Company's share purchase warrants ("warrants") are presented below:
	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model. Each warrant entitles the holder the right to purchase one of the Company's common shares.

18.2.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company's Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company's Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Black-Scholes weighted average assumptions
Grant date share price and exercise price	n/a	Cdn$24.11	Cdn$26.25	Cdn$27.37
Expected dividend yield	n/a	1.27%	1.73%	1.15%
Expected volatility	n/a	38%	35%	36%
Risk-free interest rate	n/a	1.47%	1.91%	0.94%
Expected option life, in years	n/a	2.5	2.5	2.5
Weighted average fair value per option granted	n/a	Cdn$5.53	Cdn$5.49	Cdn$5.85
Number of options issued during the period	-	21,440	549,210	508,360
Total fair value of options issued (000's)	$ -	$ 93	$ 2,347	$ 2,236

A continuity schedule of the Company's share purchase options reserve from January 1, 2017 to September 30, 2018 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2017	$26,063
Recognition of fair value of share purchase options issued	1,662
Share purchase options exercised	(236)
At June 30, 2017	$27,489
Recognition of fair value of share purchase options issued	681
At September 30, 2017	$28,170
Recognition of fair value of share purchase options issued	694
Share purchase options exercised	(65)
At December 31, 2017	$28,799
Recognition of fair value of share purchase options issued	1,235
Share purchase options exercised	(198)
At June 30, 2018	$29,836
Recognition of fair value of share purchase options issued	587
At September 30, 2018	$30,423

At September 30, 2018, there were 3,883,350 share purchase options outstanding with a weighted average exercise price of Cdn$25.50 per option. For the comparable period in 2017, there were 4,269,810 share purchase options outstanding with a weighted average exercise price of Cdn$26.72 per option.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

A continuity schedule of the Company's outstanding share purchase options from January 1, 2017 to September 30, 2018 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2017	4,097,400	Cdn$27.36
Granted (fair value - $2 million or Cdn$5.87 per option)	486,920	27.51
Exercised	(53,050)	25.15
Expired	(276,400)	34.51
At June 30, 2017	4,254,870	Cdn$26.89
Granted (fair value - Cdn$5.53 per option)	21,440	24.11
Forfeited	(6,500)	27.51
At September 30, 2017	4,269,810	Cdn$26.72
Exercised	(17,550)	23.87
Expired	(20,000)	36.90
At December 31, 2017	4,232,260	Cdn$26.71
Granted (fair value - $2 million or Cdn$5.49 per option)	549,210	26.25
Exercised	(46,800)	24.28
Expired	(844,000)	32.70
Forfeited	(2,820)	26.98
At June 30, 2018	3,887,850	Cdn$25.58
Forfeited	(4,500)	30.65
At September 30, 2018	3,883,350	Cdn$25.50

As it relates to share purchase options, during the nine months ended September 30, 2018, the weighted average share price at the time of exercise was Cdn$28.10 per share, with all exercises taking place during the three months ended June 30, 2018.  During the nine months ended September 30, 2017, the weighted average share price at the time of exercise was Cdn$27.87 per share, with all exercises taking place during the six months ended June 30, 2017.

18.3.	Restricted Share Units ("RSUs")
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company's Board of Directors or the Company's Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company's common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company's common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

A continuity schedule of the Company's restricted share units reserve from January 1, 2017 to September 30, 2018 is presented below:
(in thousands)	Restricted Share Units Reserve
At January 1, 2017	$ 3,669
Recognition of fair value of RSUs issued	807
Restricted share units released	(483)
At June 30, 2017	$ 3,993
Recognition of fair value of RSUs issued	598
At September 30, 2017	$ 4,591
Recognition of fair value of RSUs issued	609
Restricted share units released	(22)
At December 31, 2017	$ 5,178
Recognition of fair value of RSUs issued	1,408
Restricted share units released	(1,477)
At June 30, 2018	$ 5,109
Recognition of fair value of RSUs issued	815
Restricted share units released	(49)
At September 30, 2018	$ 5,875

During the three months ended September 30, 2018, no RSUs were issued by the Company (nine months - 161,060 RSUs with a fair value of $3 million or Cdn$26.25 per RSU). For the same period in 2017, the Company issued 5,170 RSUs with a fair value of Cdn$24.11 per RSU (nine months - 145,950 RSUs with a fair value of $3 million or Cdn$27.39 per RSU).

As of September 30, 2018, there were 401,366 RSUs outstanding. For the comparable period in 2017, there were 315,071 RSUs outstanding.

18.4.	Long-Term Investment Revaluation Reserve
The Company's long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

A continuity schedule of the Company's long-term investment revaluation reserve from January 1, 2017 to September 30, 2018 is presented below:

(in thousands)	Change in Fair Value	Deferred Tax Recovery (Expense)	Total
At January 1, 2017	$ (56,662)	$ (846)	$ (57,508)
Unrealized gain (loss) on LTIs [1]	11,038	(457)	10,581
At June 30, 2017	$ (45,624)	$ (1,303)	$ (46,927)
Unrealized gain (loss) on LTIs [1]	5,671	(287)	5,384
At September 30, 2017	$ (39,953)	$ (1,590)	$ (41,543)
Unrealized gain (loss) on LTIs [1]	1,843	(347)	1,496
At December 31, 2017	$ (38,110)	$ (1,937)	$ (40,047)
Unrealized gain (loss) on LTIs [1]	13,535	(3,691)	9,844
At June 30, 2018	$ (24,575)	$ (5,628)	$ (30,203)
Unrealized gain (loss) on LTIs [1]	(49,846)	870	(48,976)
Reallocate reserve to retained earnings upon disposal of LTIs [1] (Note 15)	(34,060)	4,598	(29,462)
At September 30, 2018	$(108,481)	$ (160)	$(108,641)

1)	LTIs refers to long-term investments in common shares held.

19.	Stock Based Compensation
The Company's stock based compensation consists of share purchase options (Note 18.2), restricted share units (Note 18.3) and performance share units (Note 19.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder's equity section of the Company's balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

19.1.	Performance Share Units ("PSUs")
The Company has established a Performance Share Unit Plan ("the PSU plan") whereby PSUs will be issued to eligible employees as determined by the Company's Board of Directors or the Company's Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company's total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of silver and gold.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended September 30, 2018, the Company did not issue any PSUs (nine months - 220,260 PSUs).  For the comparable period of 2017, the Company issued 10,330 PSUs (nine months - 207,220 PSUs).

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

A continuity schedule of the Company's outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2017 to September 30, 2018 is presented below:

Number of PSUs Outstanding
At January 1, 2017	717,564
Granted	196,890
Dividend equivalent participation	4,004
Paid [1]	(271,810)
At June 30, 2017	646,648
Granted	10,330
Dividend equivalent participation	2,962
Paid [1]	(3,629)
Forfeited	(3,050)
At September 30, 2017	653,261
Dividend equivalent participation	3,338
At December 31, 2017	656,599
Granted	220,260
Paid [1]	(221,663)
Forfeited	(2,517)
At September 30, 2018	652,679
1) The PSUs paid out during the period had a performance factor of 0% resulting in a cash disbursement of $Nil.

20.	Earnings per Share ("EPS") and Diluted Earnings per Share ("Diluted EPS")
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company's common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Basic weighted average number of shares outstanding	443,634	442,094	443,188	441,790
Effect of dilutive securities
Share purchase options	83	70	164	199
Restricted share units	403	312	375	274
Diluted weighted average number of shares outstanding	444,120	442,476	443,727	442,263

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$25.19 (nine months - Cdn$26.33), compared to Cdn$24.65 (nine months - Cdn$26.54) for the comparable period in 2017.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Share purchase options	2,788	3,134	697	1,392
Share purchase warrants	10,000	10,000	10,000	10,000
Total	12,788	13,134	10,697	11,392

21.	Supplemental Cash Flow Information

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Change in non-cash working capital
Accounts receivable	$5,776	$(2,120)	$1,945	$(3,579)
Accounts payable and accrued liabilities	(3,718)	2,314	(2,901)	(4,386)
Other	925	(428)	(955)	(1,197)
Total change in non-cash working capital	$2,983	$(234)	$(1,911)	$(9,162)

22.	Income Taxes
Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Current income tax expense related to foreign jurisdictions	$24	$16	$75	$294
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$575	$791	$2,465	$2,367
Reversal of a write down (write down) of previously recognized temporary differences	306	(1,070)	(5,345)	(3,352)
Total deferred income tax expense (recovery)	$881	$(279)	$(2,880)	$(985)
Income tax expense (recovery) recognized in net earnings	$905	$(263)	$(2,805)	$(691)

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2018	2017	2018	2017
Earnings before income taxes	$34,926	$66,315	$417,482	$194,723
Canadian federal and provincial income tax rates [1]	27.00%	26.00%	27.00%	26.00%
Income tax expense based on above rates	$9,430	$17,242	$112,720	$50,628
Non-deductible stock based compensation and other	719	471	2,634	1,589
Differences in tax rates in foreign jurisdictions	(13,546)	(18,393)	(120,471)	(53,372)
Current period unrecognized temporary differences	3,996	1,487	7,657	3,816
Write down (reversal of write down) of previously recognized temporary differences	306	(1,070)	(5,345)	(3,352)
Income tax expense (recovery)	$905	$(263)	$(2,805)	$(691)
1)	Effective January 1, 2018, the BC corporate tax rate increased from 11% to 12%, resulting in the Company's statutory tax rate increasing to 27% for years 2018 and beyond.

The majority of the Company's income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax. Refer to Note 23 for more information.

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the nine months ended September 30, 2018 and the year ended December 31, 2017 is shown below:

	Nine Months Ended September 30, 2018
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	LTI Disposition		Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital loss carryforward [1]	$3,848	$11	$		$-	$2	$3,861
Capital loss carryforward [2]	1,965	2,792		(4,598)	-	-	159
Other [3]	147	184			-	-	331
Deferred tax liabilities
Interest capitalized for accounting	(87)	-			-	-	(87)
Debt and share financing fees [4]	(375)	(107)			-	(91)	(573)
Kutcho Convertible Note	(29)	29			-	-	-
Unrealized gains on long-term investments	(1,937)	1		4,598	(2,821)	-	(159)
Mineral stream interests [5]	(3,532)	-			-	-	(3,532)
Foreign withholding tax	(76)	(30)			-	-	(106)
Total	$(76)	$2,880		$-	$(2,821)	$(89)	$(106)

1)	As at September 30, 2018, the Company had recognized non-capital losses of $14 million against deferred tax liabilities on income account.
2)	As at September 30, 2018, the Company had recognized net capital losses of $0.6 million to offset unrealized taxable capital gains on long-term investments and the Kutcho Convertible Note.
3)	Includes: capital assets, charitable donation carryforward, and PSU accrual.
4)
Debt and share financing fees are deducted over a five year period for Canadian income tax purposes.  For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

5)
The Company's position, as reflected in its filed Canadian income tax returns, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter, as provided for in the PMPAs. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

	Year Ended December 31, 2017
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital loss carryforward	$3,508	$299	$-	$41	$3,848
Capital loss carryforward	846	1,119	-	-	1,965
Other	43	104	-	-	147
Deferred tax liabilities
Interest capitalized for accounting	(84)	(3)	-	-	(87)
Debt and share financing fees	173	(572)	-	24	(375)
Kutcho Convertible Note	-	(29)	-	-	(29)
Unrealized gains on long-term investments	(846)	-	(1,091)	-	(1,937)
Mineral stream interests	(3,640)	108	-	-	(3,532)
Foreign withholding tax	(262)	186	-	-	(76)
Total	$(262)	$1,212	$(1,091)	$65	$(76)

Deferred income tax assets in Canada not recognized are shown below:

	September 30	December 31
	2018	2017
Non-capital loss carryforward [1]	$41,168	$32,388
Debt and equity financing fees	5,253	7,451
Mineral stream interests	68,235	70,514
Other	1,971	1,366
Capital loss carryforward [2]	7,564	10,356
Kutcho Convertible Note	270	-
Unrealized losses on long-term investments	15,568	7,828
Total	$140,029	$129,903
1) As at September 30, 2018, the Company had not recognized non-capital losses of $152 million as deferred tax assets.
2) As at September 30, 2018, the Company had not recognized net capital losses of $28 million as deferred tax assets.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

23.	Commitments and Contingencies
Mineral Stream Interests
The following table summarizes the Company's commitments to make per-ounce cash payments for silver, gold and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased				Per Unit of Measurement Cash Payment [1,2]				Term of Agreement	Date of Original Contract
	Silver	Gold	Palladium	Cobalt	Silver	Gold	Palladium	Cobalt
Peñasquito	25%	0%	0%	0%	$4.17	n/a	n/a	n/a	Life of Mine	24-Jul-07
Constancia	100%	50% ³	0%	0%	$5.90 ⁴	$400 ⁴	n/a	n/a	Life of Mine	8-Aug-12
Salobo	0%	75%	0%	0%	n/a	$400	n/a	n/a	Life of Mine	28-Feb-13
Sudbury	0%	70%	0%	0%	n/a	$400	n/a	n/a	20 years	28-Feb-13
Antamina	33.75%	0%	0%	0%	variable ⁵	n/a	n/a	n/a	Life of Mine	3-Nov-15
San Dimas	0% ⁶	variable ⁶	0%	0%	n/a	$600	n/a	n/a	Life of Mine	10-May-18
Stillwater	0%	100%	4.5% ⁷	0%	n/a	variable ⁸	variable ⁸	n/a	Life of Mine	16-Jul-18
Voisey's Bay	0%	0%	0%	42.4% ⁹	n/a	n/a	n/a	variable ¹⁰	Life of Mine	11-Jun-18
Other
Los Filos	100%	0%	0%	0%	$4.39	n/a	n/a	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	0%	0%	$4.34	n/a	n/a	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% ¹¹	0%	0%	0%	$8.85 ¹²	n/a	n/a	n/a	Life of Mine	23-Mar-06
Stratoni	100%	0%	0%	0%	$6.77 ¹³	n/a	n/a	n/a	Life of Mine	23-Apr-07
Neves-Corvo	100%	0%	0%	0%	$4.26	n/a	n/a	n/a	50 years	5-Jun-07
Aljustrel	100% [14]	0%	0%	0%	variable ¹⁵	n/a	n/a	n/a	50 years	5-Jun-07
Minto	100% ¹⁶	100% ¹⁶	0%	0%	$4.18	$322 ¹⁷	n/a	n/a	Life of Mine	20-Nov-08
Keno Hill	25%	0%	0%	0%	variable ¹⁸	n/a	n/a	n/a	Life of Mine	2-Oct-08
Pascua-Lama	25%	0%	0%	0%	$3.90	n/a	n/a	n/a	Life of Mine	8-Sep-09
Rosemont	100%	100%	0%	0%	$3.90	$450	n/a	n/a	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	0%	0%	$4.00	n/a	n/a	n/a	Life of Mine	n/a ¹⁹
777	100%	50%	0%	0%	$6.14 ⁴	$416 ⁴	n/a	n/a	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%	0%	0%	$3.90	$400	n/a	n/a	Life of Mine	11-Nov-13
Cotabambas	100% ²⁰	25% ²⁰	0%	0%	$5.90	$450	n/a	n/a	Life of Mine	21-Mar-16
Kutcho	100% ²¹	100% ²¹	0%	0%	variable ²²	variable ²²	n/a	n/a	Life of Mine	12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)
All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina silver purchase agreement.
6)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

7)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for life of mine.

8)
The Company is committed to pay Sabanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater PMPA until such time as the upfront cash payment is reduced to $NIL and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company's attributable cobalt production to be purchased will be reduced to 21.2%.
10)
The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until such time as the upfront cash payment is reduced to $NIL, and 22% of the spot price thereafter.

11)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
12)
Should the market price of silver exceed $20 per ounce, in addition to the $8.85 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.85 per ounce of silver delivered.

13)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 10,000 meters of Expansion Drilling in July 2018.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)
During the second quarter of 2018, the Company agreed to amend the precious metal purchase agreement with Almina to increase the production payments to 50% of the amount received under the respective concentrate sales contracts and to fix silver payable rates for a period of two years and limit rate decreases thereafter.

16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. The Minto mine was placed into care and maintenance in October 2018.
17)	The production payment per ounce of gold delivered to Wheaton is to be increased over the current fixed price in periods where the market price of copper is lower than $2.50 per pound.
18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

21)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.
22)	The Company is committed to pay Kutcho 20% of the spot price of silver and gold for each ounce of silver and gold delivered under the Kutcho Early Deposit Agreement.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2018	2019 - 2021	2022 - 2023	After 2023	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$1,380,500	$-	$1,380,500	$-	$1,380,500
Interest [2]	13,857	194,146	89,135	-	297,138	-	297,138
Mineral stream interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	-	4,500	2,500	-	7,000	126,000	133,000
Kutcho	-	-	-	-	-	58,000	58,000
Operating leases	320	3,303	1,756	1,168	6,547	-	6,547
Total contractual obligations	$14,177	$201,949	$1,473,891	$1,168	$1,691,185	$585,550	$2,276,735

1)	At September 30, 2018, the Company had $1.4 billion drawn and outstanding on the Revolving Facility.
2)
As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at September 30, 2018 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont
In connection with the Rosemont PMPA, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata
In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. ("Pan American") total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu
In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2018 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Wheaton and terminate the agreement.

Cotabambas
In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $7 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $7 million to Panoro, spread over up to seven years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

Kutcho
In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum ("Mtpa"). As per Vale's third quarter 2018 report, in October 2018 Vale's Board of Directors approved the investment in the Salobo III mine expansion (the "Salobo Expansion"). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo's existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.
If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Based on Vale's disclosure relating to the size and timing of the Salobo Expansion, the Company estimates that an expansion payment of between $550 million to $650 million would be payable. Given Vale's proposed schedule, this payment would likely be made in 2023 though the actual amount and timing of the expansion payment may significantly differ from this estimate.
Taxes
2013 Taxation Year: Domestic
On July 24, 2018, the Company received a Notice of Reassessment for the 2013 taxation year ("the 2013 Domestic Reassessment") in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company's PMPAs in respect of Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine. The Company's position, as reflected in its filed Canadian income tax returns, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, as provided for in the PMPAs.

Management believes the Company's position is the correct one, and that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law.  On October 18, 2018, Wheaton filed a notice of objection under the Income Tax Act (Canada) (the "Act") challenging the 2013 Domestic Reassessment. Even if the Company is unsuccessful in defending its position, it would not result in any additional tax for the 2013 taxation year after applying non-capital losses carried back from subsequent taxation years.  However, interest and penalties of approximately $0.7 million (Cdn$0.9 million) remained owing (calculated to the date of the 2013 Domestic Reassessment), 50% of which was paid in order to object to the 2013 Domestic Reassessment.

The CRA is conducting a domestic audit for the 2014 and 2015 taxation years. The 2016 and 2017 taxation years remain open to a domestic audit. If CRA were to reassess the Company's Canadian PMPAs for the 2014-2017 taxation years on the same basis as CRA has reassessed the Company in the 2013 Domestic Reassessment, the Company estimates that it would not result in a material amount of additional tax, interest, and penalties.

2005 – 2010 Taxation Years: Canada Revenue Agency Dispute
On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the CRA totaling $273 million (Cdn$353 million) for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Act relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Wheaton is vigorously defending its tax filing positions.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

On January 8, 2016, the Company commenced an appeal in the Tax Court of Canada. The Company was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Instead of making this deposit in cash, on March 15, 2016, the Company posted security in the form of a letter of guarantee in the amount of $148 million (Cdn$192 million), which included interest accrued to March 2016 plus estimated interest for the following year. In March 2017 and 2018, additional letters of guarantee in the amounts of $8 million (Cdn$11 million) and $8 million (Cdn$10 million), respectively, were delivered to the CRA as security for additional estimated interest for the respective following year. The Company is currently in the discovery phase of the appeal, with a trial scheduled to commence mid-September 2019 for a two month period.

2011 – 2015 Taxation Years: Audit of International Transactions
The CRA has also commenced an audit of the Company's international transactions covering the 2011-2015 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2015 taxation years in connection with this audit.

For ease of reference, the following provides an overview of the current status of CRA matters relating to income earned by the Company's foreign subsidiaries outside of Canada:

Taxation Years	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable (1)	Payments Made	Timing
2005-2010

Transfer pricing provisions of the Act should apply such that Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Wheaton's foreign subsidiaries.

		CRA has reassessed Wheaton and is seeking to increase Wheaton's income subject to tax in Canada by Cdn$715 million.	CRA has reassessed Wheaton and is seeking to impose income tax of $155 million (Cdn$201 million).(2),(3)	Wheaton has posted security in the form of letters of guarantee totaling $164 million (Cdn$213 million) reflecting 50% of all assessed tax, penalties and interest accrued to March 15, 2019.(3),(4)	An appeal in the Tax Court of Canada commenced January 8, 2016. Trial scheduled to commence mid-September 2019 for a two month period.
2011-2015	CRA commenced an audit of 2011-2015 taxation years. CRA has not issued a proposal or reassessment.

If CRA were to reassess on a similar basis as 2005-2010 taxation years, the Company estimates CRA would seek to increase Wheaton's income subject to tax in Canada by approximately $1.9 billion.(5), (8)

			If CRA were to reassess on a similar basis as 2005-2010 taxation years, the Company estimates CRA would seek to impose income tax of approximately $390 million (Cdn$505 million).(5), (6), (8)	N/A	Time to complete CRA audit unknown.
2016-2017	Remains open to audit by CRA.

If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, the Company estimates CRA would seek to increase Wheaton's income subject to tax in Canada by approximately $580 million.(5), (8)

			If CRA were to reassess on a similar basis as 2005-2010 taxation years, the Company estimates CRA would seek to impose income tax of approximately $152 million (Cdn$197 million).(5),(7),(8)	N/A	N/A

1)
For the taxation years ended after December 31, 2010, the Company files its Canadian tax returns in US dollars. However, taxes payable, if any, are payable in Canadian dollars based on the exchange rate applicable on the original payment due date. As a result, the US dollar amounts reflected in the table above are subject to fluctuations in the value of the Canadian dollar relative to the US dollar. Canadian dollar amounts in this table have been converted to US dollars at the exchange rate applicable at the balance sheet date as quoted by the Bank of Canada.

2)
For the 2005-2010 taxation years, transfer pricing penalties of $55 million (Cdn$72 million) and interest and other penalties of $62 million (Cdn$81 million) were also assessed by the CRA. The total reassessment issued on September 24, 2015 was $273 million (Cdn$353 million). Additional interest accruing to December 31, 2017 on the total amount reassessed is estimated at $34 million (Cdn$45 million) for the 2005-2010 taxation years.

3)
As a consequence of the CRA's reassessment of the 2005-2010 taxation years and the 2013 Domestic Reassessment, CRA reassessed the 2011 and 2012 taxation years to amend the non-capital losses available to offset the taxable income of $12 million and $14 million, respectively. As a result of the 2013 Domestic Reassessment, additional tax, interest, and penalties of about $1.7 million (Cdn$2.2 million) was owing for the 2011 and 2012 taxation years. On October 18, 2018, the Company filed Notices of Objection with respect to these reassessments and accordingly, paid 50% of the additional amounts owing. These reassessments do not relate to the CRA international audit of the 2011-2015 taxation years. These reassessments do not relate to the CRA international audit of the 2011-2015 taxation years.

4)	Estimates of interest given as of the date stated. Interest accrues until payment date.
5)
The estimates of income inclusion and tax payable are computed on the basis that the cost of precious metal acquired under the PMPAs is equal to the cash cost plus an amortized amount of the up-front payment and without taking into account any available Canadian non-capital losses.

6)
If CRA were to reassess the 2011-2015 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $187 million and interest (calculated to December 31, 2017) and other penalties of approximately $112 million (Cdn$145 million) may be applicable for the 2011-2015 taxation years.

7)
If CRA were to reassess the 2016-2017 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $58 million and interest (calculated to December 31, 2017) and other penalties of approximately $9 million (Cdn$12 million) may be applicable for the 2016-2017 taxation years.

8)
If the cost of precious metal acquired under the PMPAs is equal to the market value of precious metal while the deposit is outstanding (where applicable to an agreement), and the cash cost thereafter, the estimated amounts for the 2011 – 2015 taxation years would be as follows: (i) income inclusion of $1.6 billion; (ii) tax payable of $336 million (Cdn$435 million); (iii) transfer pricing penalties (if applied) of $161 million; and (iv) interest and other penalties of $95 million (Cdn$123 million). On this basis, the estimated amounts for the 2016 – 2017 taxation years would be as follows: (i) income inclusion of $260 million; (ii) tax payable of $69 million (Cdn$89 million); (iii) transfer pricing penalties (if applied) of $26 million; and (iv) interest and other penalties of $4 million (Cdn$6 million).

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [83]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

U.S. Shareholder Class Action
During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. The Plaintiff filed a consolidated amended complaint in December 2015, and then filed a second amended complaint in April 2018 (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities in the United States during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants' motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017. Defendants have filed motions to dismiss the second amended complaint and a hearing is set for November 2018. No trial date is currently set for this matter.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action
By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton's March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Other
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [84]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

24.	Segmented Information
Operating Segments
The Company's reportable operating segments, which are the components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer ("CEO"), who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2018
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
Peñasquito	$18,544	$5,175	$3,667	$9,702	$13,369	$391,385
Antamina	19,956	3,967	11,591	4,398	16,235	721,388
Constancia	8,561	3,345	4,050	1,166	5,216	250,724
Other [1]	27,194	12,808	5,629	8,757	15,191	506,353
Total silver interests	$74,255	$25,295	$24,937	$24,023	$50,011	$1,869,850
Gold
Sudbury [2]	$3,117	$1,024	$2,035	$58	$1,948	$370,331
Salobo	78,815	26,056	25,155	27,604	52,760	2,735,159
Constancia	3,625	1,192	1,115	1,318	2,433	118,910
San Dimas	11,725	5,863	5,434	428	5,862	212,915
Stillwater	2,500	450	1,092	958	2,049	238,033
Other [3]	8,230	2,702	3,222	2,306	5,390	23,728
Total gold interests	$108,012	$37,287	$38,053	$32,672	$70,442	$3,699,076
Palladium
Stillwater	$3,502	$620	$1,694	$1,188	$2,882	$261,796
Cobalt
Voisey's Bay	$-	$-	$-	$-	$-	$393,406
Total mineral stream interests	$185,769	$63,202	$64,684	$57,883	$123,335	$6,224,128
Corporate
General and administrative				$(8,779)	$(4,899)
Finance costs				(12,877)	(8,351)
Other				(1,301)	(1,672)
Income tax expense				(905)	-
Total corporate				$(23,862)	$(14,922)	$361,890
Consolidated				$34,021	$108,413	$6,586,018

1)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, Aljustrel, and 777 silver interests, the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests as well as the previously owned Lagunas Norte, Pierina and Veladero silver interests which expired on March 31, 2018.

2)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

3)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [85]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

Three Months Ended September 30, 2017
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas [1]	$16,205	$4,156	$1,409	$10,640	$12,049	$136,763
Peñasquito	18,491	4,580	3,196	10,715	13,911	407,679
Antamina	26,147	5,129	15,080	5,938	21,017	774,993
Constancia	8,429	2,898	3,616	1,915	5,531	265,420
Other [2]	27,854	8,766	6,252	12,836	19,109	759,840
Total silver interests	$97,126	$25,529	$29,553	$42,044	$71,617	$2,344,695
Gold
Sudbury [3]	$4,147	$1,295	$2,490	$362	$2,852	$389,266
Salobo	86,030	26,879	25,590	33,561	59,150	2,836,029
Constancia	2,869	883	903	1,083	1,986	122,856
Other [4]	12,862	3,648	3,316	5,898	8,823	35,924
Total gold interests	$105,908	$32,705	$32,299	$40,904	$72,811	$3,384,075
Total mineral stream interests	$203,034	$58,234	$61,852	$82,948	$144,428	$5,728,770
Corporate
General and administrative				$(8,793)	$(6,693)
Finance costs				(7,766)	(8,697)
Other				(74)	83
Income tax recovery				263	-
Total corporate				$(16,370)	$(15,307)	$206,916
Consolidated				$66,578	$129,121	$5,935,686

1)	On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.
2)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests, the previously owned Lagunas Norte, Pierina and Veladero silver interests which expired on March 31, 2018 and the previously owned Cozamin silver interest which expired on April 4, 2017.

3)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

4)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [86]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

Nine Months Ended September 30, 2018
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas [1]	$40,595	$10,549	$3,576	$26,470	$30,045	$-
Peñasquito	64,479	16,743	11,865	35,871	47,736	391,385
Antamina	67,463	13,463	36,250	17,750	54,245	721,388
Constancia	24,966	9,152	11,079	4,735	15,814	250,724
Other [2]	81,566	30,994	16,913	33,659	51,229	506,353
Total silver interests	$279,069	$80,901	$79,683	$118,485	$199,069	$1,869,850
Gold
Sudbury [3]	$15,797	$4,859	$9,657	$1,281	$10,916	$370,331
Salobo	243,977	76,207	73,573	94,197	167,770	2,735,159
Constancia	10,793	3,360	3,141	4,292	7,433	118,910
San Dimas [1]	16,457	8,106	7,513	838	8,352	212,915
Stillwater	2,500	450	1,092	958	2,049	238,033
Other [4]	25,326	7,692	8,090	9,544	16,391	23,728
Total gold interests	$314,850	$100,674	$103,066	$111,110	$212,911	$3,699,076
Palladium
Stillwater	$3,502	$620	$1,695	$1,187	$2,882	$261,796
Cobalt
Voisey's Bay	$-	$-	$-	$-	$-	$393,406
Total mineral stream interests	$597,421	$182,195	$184,444	$230,782	$414,862	$6,224,128
Corporate
General and administrative				$(30,507)	$(22,848)
Finance costs				(27,351)	(22,918)
Other				(1,157)	(143)
Gain on disposal of the San Dimas SPA				245,715	-
Income tax recovery				2,805	-
Total corporate				$189,505	$(45,909)	$361,890
Consolidated				$420,287	$368,953	$6,586,018

1)	On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.
2)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, Aljustrel, and 777 silver interests, the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests as well as the previously owned Lagunas Norte, Pierina and Veladero silver interests which expired on March 31, 2018.

3)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

4)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [87]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

Nine Months Ended September 30, 2017
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas [1]	$44,471	$11,179	$3,812	$29,480	$33,292	$136,763
Peñasquito	61,706	14,900	10,398	36,408	46,805	407,679
Antamina	70,997	14,263	40,813	15,921	56,734	774,993
Constancia	24,775	8,455	10,551	5,769	16,118	265,420
Other [2]	95,156	29,144	20,795	45,217	63,805	759,840
Total silver interests	$297,105	$77,941	$86,369	$132,795	$216,754	$2,344,695
Gold
Sudbury [3]	$19,785	$6,378	$12,269	$1,138	$13,375	$389,266
Salobo	226,235	72,273	68,806	85,156	153,962	2,836,029
Constancia	8,624	2,751	2,814	3,059	5,860	122,856
Other [4]	48,920	14,163	15,309	19,448	30,009	35,924
Total gold interests	$303,564	$95,565	$99,198	$108,801	$203,206	$3,384,075
Total mineral stream interests	$600,669	$173,506	$185,567	$241,596	$419,960	$5,728,770
Corporate
General and administrative				$(25,760)	$(24,758)
Finance costs				(23,120)	(22,841)
Other				2,007	1,364
Income tax recovery				691	-
Total corporate				$(46,182)	$(46,235)	$206,916
Consolidated				$195,414	$373,725	$5,935,686

1)	On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.
2)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests, the previously owned Lagunas Norte, Pierina and Veladero silver interests which expired on March 31, 2018 and the previously owned Cozamin silver interest which expired on April 4, 2017.

3)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

4)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [88]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

Geographical Areas
The Company's geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales				Carrying Amount at September 30, 2018
(in thousands)	Three Months Ended Sep 30, 2018		Nine Months Ended Sep 30, 2018		Silver Interests	Gold Interests	Palladium Interests	Cobalt Interests	Total
North America
Canada	$13,860	7%	$47,777	8%	$34,627	$394,060	$-	$393,406	$822,093	13%
United States	6,001	3%	6,001	0%	484	238,033	261,796	-	500,313	8%
Mexico	30,666	17%	123,359	21%	392,759	212,914	-	-	605,673	10%
Europe
Greece	1,602	1%	6,849	1%	6,352	-	-	-	6,352	0%
Portugal	7,857	4%	13,576	2%	22,824	-	-	-	22,824	0%
Sweden	4,704	3%	16,020	3%	38,153	-	-	-	38,153	1%
South America
Argentina/Chile [1]	25	0%	4,444	1%	264,401	-	-	-	264,401	4%
Brazil	78,816	42%	243,977	41%	-	2,735,159	-	-	2,735,159	44%
Peru	42,238	23%	135,418	23%	1,110,250	118,910	-	-	1,229,160	20%
Consolidated	$185,769	100%	$597,421	100%	$1,869,850	$3,699,076	$261,796	$393,406	$6,224,128	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales				Carrying Amount at September 30, 2017
(in thousands)	Three Months Ended Sep 30, 2017		Nine Months Ended Sep 30, 2017		Silver Interests	Gold Interests	Total
North America
Canada	$20,041	10%	$77,561	13%	$37,746	$425,191	$462,937	8%
United States	-	0%	-	0%	433	-	433	0%
Mexico	35,884	18%	114,712	19%	546,021	-	546,021	9%
Europe
Greece	1,439	1%	6,884	1%	10,347	-	10,347	0%
Portugal	1,939	1%	6,599	1%	23,932	-	23,932	0%
Sweden	5,125	2%	17,465	3%	40,574	-	40,574	1%
South America
Argentina / Chile [1]	3,364	2%	8,535	1%	496,610	-	496,610	9%
Brazil	86,030	42%	226,235	38%	-	2,836,029	2,836,029	50%
Peru	49,212	24%	142,678	24%	1,189,032	122,855	1,311,887	23%
Consolidated	$203,034	100%	$600,669	100%	$2,344,695	$3,384,075	$5,728,770	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [89]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2018 (US Dollars - Unaudited)

25.	Subsequent Events
Declaration of Dividend
On November 14, 2018, the Board of Directors declared a dividend in the amount of $0.09 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 30% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on November 30, 2018 and is expected to be distributed on or about December 13, 2018. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Salobo Expansion
As more fully explained in Note 23, on October 24, 2018, Vale announced the approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 million tonnes per annum ("Mtpa") to 36 Mtpa once fully ramped up (the "Salobo Expansion").

WHEATON PRECIOUS METALS 2018 THIRD QUARTER REPORT [90]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM
New York Stock Exchange: WPM

DIRECTORS
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
 & Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
 Investor Relations

HAYTHAM HODALY
Senior Vice President,
 Corporate Development

TRANSFER AGENT
AST Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:  1 604 684 9648
TF: 1 800 380 8687
E:  info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.